Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Apis Cor Inc.
3060 Venture Lane #101
Melbourne, FL 32934
http://apis-cor.com

Up to $3,621,492.00 in Common Stock at $1.47
Minimum Target Amount: $14,999.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Apis Cor Inc.
Address: 3060 Venture Lane #101, Melbourne, FL 32934
State of Incorporation: DE
Date Incorporated: December 19, 2019

Terms:

Equity

Offering Minimum: $14,999.88 | 10,204 shares of Common Stock
Offering Maximum: $3,621,492.00 | 2,463,600 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.47
Minimum Investment Amount (per investor): $249.90

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Reservation Bonus (stackable)

Bonus Shares: 5 %

Loyalty Bonus (stackable)

Bonus Shares: 7%

Early Bird Time Based (not stackable)

Super Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the next 10 days and receive 10% bonus shares

Mid-Campaign Time Based (not stackable)

Invest on 45th - 51th day of the offering and receive 7% bonus shares

Invest on 65th - 71th day and receive 5% bonus shares

Volume-Based Perks (not stackable)

$2,500+

Online course "Fundamentals of Construction 3D Printing". Spot in the waitlist for a 3D-printed house built by Apis Cor, its affiliates, or its partners

$10,000+

+5% share bonus

Online course "Fundamentals of Construction 3D Printing"; 30 minute Zoom meeting with the executive team.

$25,000+

+10% share bonus

Online course "Fundamentals of Construction 3D Printing"; Join an investor dinner with founders. Lodging and traveling are not included.

$50,000+

+15% share bonus

Online course "Fundamentals of Construction 3D Printing"; Join an investor dinner with the founders; come to see live printing of a house, scheduled at Apis Cor's discretion. Lodging and travel are not included.

*Traveling and Lodging Not Included. Zoom meeting to schedule obligations of Apis Cor. Any expenses related to travel and lodging for the meeting are the sole responsibility of the recipient.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<p align="center">The 10% StartEngine Owners' Bonus</p>

Apis Cor Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.47 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $147. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, Reservation Bonus, and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Apis Cor Inc. ("Apis Cor" or the "Company") is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the "Technology" or "Structural 3D Printing Technology").

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Car is bringing 3D printing to building structures.

Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies to decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The Company used to operate under a prior entity, Apis Cor Engineering LLC, a Maryland limited liability company formed on September 29, 2016.

Since its inception, the Company has been mainly conducting research and development and product improvement activities regarding Technology as well as delivering commercial projects for a limited number of selected customers. In 2022, the Company formed a 100% subsidiary entity, Apis Cor Construction LLC formed in the State of Florida. The purpose of the business of Apis Cor Construcion LLC is to provide services of 3D printing wall structures in the USA using the Technology as a part of the Company's market penetration strategy. In 2023, the Company began commercializing by initiating its first sales of 3D printers and, accepting $3,000 reservations for Construction 3D printers. In cooperation with a local General Contractor, Apis Cor started construction of their model house, a fully permitted residential house. In 2023, the Company expanded its manufacturing space in Melbourne, FL, by renting additional space and purchasing CNC machinery and tools. Additionally, the Company constructed and began operating a prototype of their batch plant to produce 3D printing materials.

The Company's Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company's products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1) Increased productivity and fast construction process;

(2) Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post-finishing works;

(3) Significant reduction of reliance on human labor on job sites causing an unprecedented ability to scale the development process;

(4) Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human labor costs.

Modern construction cannot keep up with the growing demand because construction mainly relies on manual labor which:

The US Census Bureau's 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company's Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company's Structural 3D Printing Technology provides an optimal solution to fill the national shortage gap by delivering more houses without filling a human's role.

Sources:

https://nlihc.org/news/us-has-national-shortage-more-72-million-affordable-available-rental-homes-families-most-need

https://www.forbes.com/sites/niallmccarthy/2016/11/25/the-u-s-cities-where- the-largest-homeless- pop-infogra phic/?sh=25ee9caa4dde

Competitors and Industry

Principal Market and Distribution of the Company's Products and Services

The Company has adopted an equipment leasing strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers. In 2023, the Company added the direct sales of the Structural 3D Robotic Printers.

The Company plans to distribute the "Apis Cor University" training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company intends to host in-house workshops showcasing its equipment in action through live printing at the Company Headquarters in Melbourne, FL. Such workshops have been in high demand since 2021, and the Company hosted 10 sessions in 2023 as a marketing activity to engage potential customers. The Company plans to continue this initiative and expand it to a larger scale, showcasing live printing of houses.

Target Customers and Market

The Company's target customers (the "Customers") include, but are not limited to, the low-rising residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States. Due to the agility of Apis Cor's structural 3D Robotic Printers, which feature compact dimensions, extreme mobility, ease of transport, deployment, and operation, the Company's target market is not limited to single-family or tiny homes. Larger structures of almost any square footage, such as storage facilities, malls, and retail stores, can also be built using the Company's technology.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (SO+ units annually). The Customers will generally have previously built masonry and wood-framed single-family residences, luxury residences, and middle-class residences.

In 2018, approximately 876,000 single-family homes were built, and 920,000 in 2020. Within the United States, there are 200 home builders who build from 150 to 58,434 units annually and there are 178,619 companies classified as General

Contractors-Single-Family Houses in this industry in the USA.

https://www.statista.com/statistics/192190/single-family-building-by-us-region-2010/

https://www.builderonline.com/builder-100/builder-1OO-list/2020/

https://siccode.com/sic-code/1521/contractors-single-family-houses

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Unlike Apis Cor, most competitors utilize existing equipment like gantry printers, which have many additional site costs, transportation costs, operation costs, maintenance costs, and setup costs. Gantry printers are massive and require an additional slab apron or concrete footer to be constructed to support the weight of the printer. Based on the Company's estimation, a gantry printer requires a team of about 4-10 people to assemble and disassemble, 2-3 semi-trucks to transport, a crane, and a tedious leveling and calibration procedure which can take about a week in total, adding up to $10,000 in cost. Transporting Apis Cor's printing equipment only requires a pick-up truck and a small, flatbed trailer. Apis Cor's printer "Frank" and pump mixer "Gary" are self-driving and once on-site, they can begin printing in 30 minutes; no assembly/disassembly is required. This continuous set-up and breakdown of large gantry printers typically accelerate the depreciation of the equipment, making the printer expensive to own and maintain on average. Gantry printers usually require a large crew to operate (5+ people), mix and load material, and frequently clean the system. Apis Cor's printing equipment only requires one to two operators and self-cleans. Additionally, Gantry printers limit the size and shape of the printed house, because a gantry printer must be larger than the home it is going to build. For a larger building, you need a larger gantry printer - the transportation and setup costs for such large equipment will likely increase substantially. In contrast, due to mobility, transportability, ease of use, and deployment of Apis Cor's Frank and Gary, the Company's system is designed to be more scalable and economically feasible for construction companies. For example, Apis Cor's 3D printing Equipment can 3D print walls for buildings of nearly unlimited sizes and square footage thanks to Apis Cor's 3D printing Equipment's ability to print buildings in multiple sections. Apis Cor demonstrated this concept by printing the largest 3D-printed building on Earth, which, to our knowledge, remains the Guinness World Record. It unlocks the wider market for Apis Cor - larger commercial buildings up to 3 floors.

Apis Cor's advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Our technology is protected with 4 granted patents and multiple patent applications;

We also have advanced material that was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability, and physical properties.

https://www.guinnessworldrecords.com/world-records/397929-largest-3d-printed-structure

Current Stage and Roadmap

Synopsis of the Company's Structural 3D Printing Technology

The Company has invented and developed three main technologies for Structural 3D Printing. The primary technology is the Structural 3D Robotic Printer "Frank". The secondary, yet just as crucial is the proprietary 3D Print Material(s), which provides the raw material for the walls of the structure. The third major technology is the 3D Print Material mixing and pumping unit "Gary". The Company will supply its customers with all of these Technologies through equipment lease arrangements and direct sales.

Structural 3D Robotic Printers "Frank"

Apis Cor has invented and developed robotics equipment to 3D print full-scale walls on various structure types, including full-scale houses, using proprietary cementitious materials. The current Structural 3D Robotic Printer "Frank" design weighs approximately 2,900 pounds, has the ability to print up to three floors, and only takes 30 minutes to set up. "Frank" can be set up by two persons and is controlled by a tablet such as an iPad. "Frank" printing arm comes equipped with a Company-designed smart spatula installed on the printing nozzle's end. The proprietary design prevents the "sausage" effect common to other structural 3D printers, eliminating the need for long and costly finishing processes.

The Structural 3D Robotic Printer "Frank" is mounted on tracks and includes a four-point leveling system. This ensures that the Printer is able to move around the printed structure and deposit the material in a level and consistent manner.

The Company intentionally made the Structural 3D Robotic Printer extremely mobile. Small enough to fit onto a flatbed trailer hauled with a standard pickup truck. Because of this, the Structural 3D Robotic Printer can be moved all around the job site. The only restriction to the printed structure's size is the area of the development site itself. Using the Structural 3D Robotic Printer's continuous track mobile platform, the Printer can reposition itself when a layer is complete and continue depositing 3D Print Material in a matter of minutes. This compact size increases the accessibility of 3D-printed structures to a greater number of developers. Additionally, the setup does not require cranes or heavy machinery. The rugged lightweight design means the Structural 3D Robotic Printer can travel over any surface including sand, grass, and gravel.

In addition to decreased labor and opportunity costs normally associated with construction, the Structural 3D Robotic Printer allows for an immeasurable amount of consistency between structures. The Company has essentially invented a skilled robot equipped with precise dosage devices and sophisticated algorithms to ensure repeatable builds with machine accuracy.

3D Print Materials

While concrete is the construction industry standard, its use poses myriad problems within 3D printing applications. The Company, therefore, has developed proprietary printing material(s) that would flow easily through the Mix and Pump Machine and the Structural 3D Robotic Printer's extruder without slumping - while still bonding between layers, curing quickly, and maintaining its layer shape. The end product is a dry mortar with aggregates pre-mixed in the proper ratio, delivering perfect results every time with no guesswork.

By means of the Company's equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold through the Company.

The Company intends to manufacture several types of 3D Print Materials for different uses and applications.

3D Structure Printing Design

When referring to the "3D Structural Printing Design" within this Offering Circular, it includes the proprietary shape of the walls and methodologies employed by the Company in printing any structure. The term is inclusive in that the Company has more than one Design for structural elements (walls).

The 3D Structural Printing Design employs a Company-designed shape designed to emulate Concrete Masonry Units ("CMU(s)") also known as cinderblocks. CMUs are the gold standard for resilient construction because they are independently stable and allow for reinforcement with reinforcing bars ("rebar(s)") and other stabilization/reinforcement methods. The Company has designed the 3D Structure Printing Design to emulate CMUs with respect to the ability to sustain stability independently and with reinforcement. Additionally, the Company's Structure Design allows for mechanical, electrical, and plumbing components to be seamlessly included in the structures.

Apis Car's 3D-printed walls are virtually identical to CMU construction walls in both form and function. This enables the 3D Structural Printing Design to:

-Conform with existing CMU-based building codes

-Resist wind, water, fire, mold, and pests

-Simplify integration with plumbing, electrical, mechanical and finishing work

The 3D Structural Printing Design was developed by Company engineers to simplify the necessary structural calculations such that the design complies with local building codes that incorporate and are based on the use of CMUs. The Company's 3D material reaches the ability to withstand 3,627 psi of vertical pressure after 28 days of curing, exceeding construction code standards for CMUs. The 3D Structural Printing Design conforms with the International Building Code for masonry construction - which many regional/local building codes adopted and incorporate. In 2023, the Company designed its second 3D Structural Printing Design, featuring an optimized shape and reduced amount of material, while still conforming structurally to CMU wall design standards. The Company envisions this new 3D Structural Printing Design as a significant competitive advantage of their technology, aiming to substantially increase the scalability of the business and gain a significant market share and customer base.

Mixing and Pump Machine for 3D Printing Structural Material "Gary"

The Company has also developed a proprietary 3D print material delivery system specific to the Company's 3D Printing Robot, "Gary". The inclusion of the mixer to the whole system reduces labor time significantly by reducing the need to mix the concrete or structuring materials by hand on the job site. The mixer will mix the correct ratio of materials and pump it to the 3D Printing Robotics. In 2023, the Company unveiled Gary 2.0 – the second generation of the mixing and pump unit "Gary", designed after extensive testing on two construction projects and in-house testing. Gary 2.0 incorporates essential improvements to make the printing process more consistent and the cleaning process almost hands-free. Gary 2.0 is the initial commercial version that will go into manufacturing.

Company Bulk Trucks "Mary"

The Company also redesigned the existing Bulk Trucks to deliver the perfect blend of dry print material in a sealed container to the construction site. Transportation of the 3D Printing Structural Material requires a sealed container to avoid exposure of the material to humidity and achieve the reduction of cost to transport the material. Dry 3D print material is automatically and directly pumped out of the Bulk Truck into the Mixing and Pump Machine where the material is mixed with water. No extra silos, storage containers, and no extensive manual work to unload tons of 3D print material is required. The Company successfully tested and used its first redesigned Bulk Truck "Mary" on several projects.

Status of the Apis Car Products

The Company has announced all of the above-named products to the public through the Company website (www.apis-cor.com). All of the Technologies are past the "proof of concept" prototype stage. The designs are now being optimized for the production stage. The Company will use the Proceeds of this Offering to continue research and development and product development activities for the underlying Technologies. This research and development process will continue throughout the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. The Company's Technologies are essentially fully deployable as of the date of this Offering document, however, the Company will devote time and Proceeds to expand manufacturing capabilities, including minor alterations of the Technologies to achieve manufacturing scaling and efficiency. This will require a material investment of the Proceeds and Company assets to achieve the intended scaling capacity.

Planned Road Map

With the ultimate goal of steadily increasing the number of 3D printers to scale the technology and business, the Company then intends to: 1) keep pushing its commercialization plans by increasing sales of equipment, printing more houses with selected customers, and showcasing the live printing process of such houses; 2) increase manufacturing capabilities to meet the growing demand for the Company's products; 3) continue investing in product development and R&D to maintain technological advancement.

The Team

Officers and Directors

Name: Anna Cheniuntai

Anna Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, co-founder and Director
  Dates of Service: March, 2020 - Present
  Responsibilities: (1) Directing the Operations of the Company; (2) Directing day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

- Employer: Apis Cor Engineering LLC
  Title: Co-founder
  Dates of Service: March, 2016 - March, 2020
  Responsibilities: Co-founder

Name: Nikita Cheniuntai

Nikita Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CTO and Director
  Dates of Service: December, 2019 - Present
  Responsibilities: (1) Product Development and Design (including software and hardware); (2) Design and direction of the Technology; (3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business; (4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies; (5) Determining key vendors and suppliers; (6) Driving Technology and product development strategy. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

- Employer: Apis Cor Engineering LLC
  Title: CEO and Founder
  Dates of Service: September, 2016 - March, 2020
  Responsibilities: Running day-to-day operations, technology development, business development, and engineering.

Name: Trevor Ragno

Trevor Ragno's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Construction Technologies
  Dates of Service: September, 2021 - Present
  Responsibilities: Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes; Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies; salary is $54,000 gross annually. Equity compensation is 1,511,244 restricted common shares vested by 10/01/2025 and 1,322,337 estricted common shares vested by 1/24/2025.

Other business experience in the past three years:

- Employer: Apis Cor Inc
  Title: Chief Revenue Officer
  Dates of Service: April, 2021 - September, 2021
  Responsibilities: Increase company revenue through all available and potential channels; developing the strategies, procedures and business processes to execute such revenue channels.

Other business experience in the past three years:

- Employer: Aeronyde Corporation
  Title: Chief Real Estate Officer, Partner
  Dates of Service: April, 2016 - Present
  Responsibilities: Develop a global network of UAV nesting systems to autonomously charge, dispatch and service large fleets ofUAV (drones) at the edge.

Name: Paul Cejas

Paul Cejas's current primary role is with Midas Consulting LLC. Paul Cejas currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Advisor
  Dates of Service: September, 2022 - Present
  Responsibilities: Advising the Company on setting up and scaling manufacturing capabilities, hiring engineering staff and contractors.

Other business experience in the past three years:

- Employer: Midas Consulting LLC
  Title: Partner
  Dates of Service: July, 2021 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- Employer: Boeing
  Title: Lead Technology Integrator/CTO - Autonomous Systems
  Dates of Service: December, 2018 - July, 2021
  Responsibilities: Identified technology gaps in support of long-range business plan, established and tracked R&D activities for $30M+ annually and developed technology roadmaps to close capability gaps. Technical consultant for

solving problems on development programs, specifically Air Combat Teaming System (ATS), MQ-25 and Orea unmanned vehicles.

Name: Laurie Elliott

Laurie Elliott's current primary role is with CFO Strategic Partners . Laurie Elliott currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: August, 2021 - Present
  Responsibilities: Primary responsibility for the planning, implementation, and management of financial activities and controls to advance and support rapid growth initiatives. Development of processes for financial forecasting and budgets, and overseeing the preparation of financial reporting.

Other business experience in the past three years:

- Employer: EZ Rent-A-Car
  Title: Chief Accounting Officer/ VP Accounting
  Dates of Service: February, 2018 - February, 2021
  Responsibilities: Chief Accounting Officer/ VP Accounting

Other business experience in the past three years:

- Employer: Roadster Solutions LLC
  Title: Board Member
  Dates of Service: February, 2018 - February, 2021
  Responsibilities: Board Member

Other business experience in the past three years:

- Employer: CFO Strategic Partners
  Title: CFO Consultant
  Dates of Service: February, 2021 - Present
  Responsibilities: The Chief Financial Officer (CFO) has primary responsibility for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. The CFO role also extends to obtaining and maintaining investor relations and partnership compliance.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or

service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Construction of 3D printers or services of 3D printed walls or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Apis Cor Inc. was formed on December 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apis Cor Inc. has incurred a net loss and has had limited revenues generated since its inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Apis Cor Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company is an early stage company and have not generated any profits since inception.

Since the Company has been exclusively conducting research and development activities regarding the Company's Technology and has not generated significant revenue as of the date of this Offering Circular, the Company may not be able to succeed as a business without additional financing. The Company has incurred losses from operations and has had negative cash flows from operating activities since its inception. Its current operating plan indicates that Apis Cor will continue to incur losses from operating activities given ongoing expenditures related to the implementation of the Technology. Without sufficient additional funds, the Company's ability to continue is a going concern for the next twelve months and is dependent upon the Company's ability to raise the necessary funds from Investors to meet financial obligations.

If the Company is unable to raise the capital requirements identified in this Offering Document, it is unlikely that it will be able to continue as a going concern.

The Company's auditors have issued a "going concern" opinion. The Company's ability to continue as a "going concern" is dependent on many factors, including, among other things, its ability to raise the necessary capital to fund its operations as identified in this Offering, growth in product production, and improved operating margins. If the Company is unable to achieve these goals, its business would be jeopardized and the Company may not be able to continue. If the Company ceased operations, it is likely that all of its investors would lose their investment.

The Company's Technology may never be commercially accepted by the market

It is possible that the intended market and customers may not generally accept the Company's Technology due to its novelty. It is possible that the failure to market the Technology is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. Even though the Board will make an effort to steer the Company towards success, the Company cannot guarantee that any changes to the business model will be in the best interest of the Company and its Shareholders.

Developing new products and technologies entails significant risks and uncertainties, including if the Technology does not meet the Company's projected performance goals, or if unforeseen development costs are incurred and Apis Cor's cost estimates are understated.

The Company is currently in the research and development stage and has only manufactured prototypes for the Technology. Delays or cost overruns in the development of the Technology and failure of the such to meet anticipated performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect the performance success of the Technology and the results of operations.

The 3D printing Technology could fail to achieve the sales projections expected.

The growth projections are based on the assumptions that the Company's 3D Printing Technology can be successfully industrialized, manufactured, sold and supported. The Company assumes that the research, development, and design process will be successful in developing strategic partnerships that will financially support the development of the Technology. It is possible that the Technology will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment.

The loss of one or more of Apis Cor's key personnel, could harm the Company's operations.

The Company currently depends on the continued services and performance of key members of its management team. The loss of key personnel from disability, death, or attrition could disrupt operations and have an adverse effect on the operational success of the business.

Costs may grow more quickly than the Company's revenues, harming the business and profitability.

Delivering the Apis Cor's products is costly because of the upfront research and development expenses to get a functional, safe, and marketable Structural 3D Printer Technology to market. Furthermore, the technical and specialized nature of the Company's products may result in a higher demand for more specialized and skilled, and therefore more expensive, employees. The Company expects operational expenses to continue to increase in the future as the Technology expands and there is a need to hire additional employees. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

The Company relies on third parties to provide services essential to the success of the business. Unavailability of engineers and technicians to support development efforts could cause disruptions in the business.

The Company relies on third parties to provide a variety of essential business functions, including manufacturing, systems integration specialists, marketing, proposal drafting, distribution, and other partners. Quality and timeliness of parts manufacturers is critical to Apis Cor's ability to build prototypes for development and internal testing. The Company intends to use the manufacturing licensees, systems integrators, OEMs, and distributors for the manufacturing and distribution of the Company's products. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these third parties' operations could materially and adversely affect the business. As a result, any investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company depends on large industrial partners as customers.
The Company may not be able to consummate such strategic partnering agreements with developers and go-to-market partners, which could seriously limit or delay the projected revenue growth and profitability.

The Company's business, including costs and supply chain, is subject to risks associated with sourcing and manufacturing. In the event of a significant disruption in the supply of the raw materials used in the manufacture of the Company's products, Apis Cor might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

The Company will face significant market competition, which could adversely affect the Company's results of operations and financial condition
The industry in which the Company operates in general is subject to intense and increasing competition. Some of its competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. The Company's competitors may devote their resources to developing and marketing products that will directly compete with its product lines. Due to this competition, there is no assurance that the Company will not encounter difficulties in obtaining revenues and market share or in the positioning of its products. There are no assurances that competition in its respective industry will not lead to reduced prices for its products. If the Company is unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on its business and financial condition.

Local regulation and evaluation challenges may delay the start or completion of the development of the Company's properties, increase expenses or limit project building and other activities.
The Company's projects may be subject to government regulations in the jurisdictions in which they operate. A system of model building codes is adopted by local jurisdictions who have the authority to enforce construction regulations. The International Building Code ("IBC") is the predominant code in the United States. IBC Section 104.11 allows for the integration of new construction products, systems, and technologies not explicitly described in the code itself, permitting manufacturers to demonstrate that these products are compliant with the intent of the code. There are no provisions for 3D printed construction in the IBC, but acceptance criteria has been developed. This may affect the Company's ability to sell the Company's products and may negatively affect Company revenues.

Government regulation could negatively impact the business.
Due to the potential wide geographic scope of the Company's operations, the Company could be subject to regulation by political and regulatory entities throughout the world. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company's sales could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its products or industry. For example, as building projects will cross many differing municipal and state jurisdictions, the Company could be faced with myriad regulations from these jurisdictions as well as the federal government. The Company will need to comply with all government regulations which the Company expects will relate to items such as local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental impact on construction and usage, and other matters. A failure to know the applicable regulations or to successfully abide by such regulations, could negatively impact the Company with potential fines, stoppages or other remedies. As the Company is introducing a novel concept and innovative plan to the marketplace, the Company is unaware of any specific government regulation that could negatively affect its business. However, because this industry niche is new and because there is a component of risk of loss to persons and property, the Company believes that there may ultimately be regulation affecting its projects on both a state and federal level. It is impossible to predict what such regulation would encompass, but any regulation would most likely be at least include additional reporting requirements, potential project specifications or requirements and possibly even regulation of additional aspects of the industry.

Zoning issues may delay the start of the projects.
By and large, this risk section concerns parts of a project area where a zoning change or variance may be required. While such could be extremely rare, and any delays short-lived, Company Management thought to mention same here. The blends of Structural 3D Print Materials being extruded by the Structural 3D Robotic Printers, for example, can change as the Company continuously works to improve their formulas, which are often proprietary and adapted to local conditions. Company management raises this issue here, therefore, in the unlikely event that there may be zoning ordinances, or community ordinances that do not cover such existing assets. Company management or the Company's customers would retain local zoning counsel, to seek any necessary variance.

Future success is difficult to predict because the Company operates in an emerging and evolving market, and the industry in which the Company competes is subject to volatile and unpredictable cycles.
The 3D printing construction industry in which the Company operates is an emerging and evolving market making it difficult to evaluate its future prospects and which may lead to period-to-period variability in operating results. Products and services are based on unique technology which the Company believes offers significant advantages to customers, but

the markets the Company serves are in a relatively early stage of development and it is uncertain how rapidly they will develop. It is also uncertain whether the Technology will achieve high levels of demand and acceptance as these markets grow. To meet rapidly changing demand in the industry the Company serves, it must effectively manage its resources and production capacity. During periods of decreasing demand for its products, the Company must be able to appropriately align its cost structure with prevailing market conditions, and effectively manage its supply chain. If the Company is not able to timely and appropriately adapt to changes in its business environment or to accurately assess where the Company is positioned within a business cycle, its business, financial condition, or results of operations may be materially and adversely affected.

Even if the Company receives regulatory approval for its products, the Company will be subject to ongoing obligation and continued regulatory review, which may result in significant additional expenses.
The Company believes its products will require ongoing regulatory approval for the future of its products. Even if the Company receives regulatory approval for any of its products, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

The Company relies on patents and proprietary rights to protect its Technology and enforcing those rights could disrupt its business operation and divert precious resources that could ultimately harm its future prospects.
The Company relies on a combination of trade secrets, provisional and non-provisional patent applications, confidentiality agreements, and procedures to protect its proprietary Technologies. The Company has three granted patents, and it has submitted a number of provisional and non-provisional patent applications to United States Patent and Trademark Office ("USPTO"). The claims contained in any patent may not provide adequate protection for the Company's products and Technology. In the absence of patent protection for some of the Company's inventions, the Company may be vulnerable to competitors who attempt to copy its products or gain access to its trade secrets and know-how. There is a risk that potential competitors who have received patents for their technology will seek to block the approval of any patents or related intellectual property that the Company has applied for. The Company's dependence on any patents secured by our outsourced manufacturing partners may also come under scrutiny by potential competitors and existing patent holders who may attempt to block the manufacture and distribution of its products for an extended timeframe, limiting its ability to generate revenues. In addition, the laws of foreign countries may not protect its proprietary rights to this technology to the same extent as the laws of the U.S. If a dispute arises concerning its Structural 3D Printer Technology, the Company could become involved in litigation that might involve substantial cost. Litigation could divert substantial management attention away from its operations and into efforts to enforce its patents, protect its trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, the Company could be subject to significant liabilities to third parties. The Company might also be required to seek licenses from third parties to manufacture or sell its products. The Company's ability to manufacture and sell its products may also be adversely affected by other unforeseen factors relating to any proceeding or its outcome.

The Company holds three active patents on its products, and its business employs proprietary technology knowledge and information may be difficult to protect and/or infringe on the intellectual property rights of third parties.
The Company currently relies on patents, trade secrets, proprietary know-how, and technology methods that it seeks to protect, in part, by confidentiality agreements and ongoing patent prosecution. The Company cannot assure you that these agreements will not be breached, that it will have adequate remedies for any breach, or that its trade secrets and proprietary knowledge will not otherwise become known or be independently discovered by others. The Company currently holds three patents from the USPTO. The Company's success depends, in part, on its ability to keep competitors from copying its products, methods, knowledge and maintain trade secrecy and operate without infringing on the proprietary rights of third parties. The Company cannot assure you that the patents of others will not have an adverse effect on its ability to conduct its business, that any of its trade secrets and applications will be protected, that it will develop additional proprietary technology knowledge or methods that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties.

The Company's Business Depends on the Protection of Its Patents and Other Intellectual Property, and the Company May Suffer if It Is Unable to Adequately Protect such Intellectual Property
The Company's success and ability to compete are substantially dependent upon its intellectual property. The Company shall rely on patent laws, trade secret protection and confidentiality or license agreements with its employees, consultants, strategic partners and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. There are events outside of the Company's control that pose a threat to the Company's intellectual property rights as well as to the Company's products and services. For example, effective intellectual property protection may not be available in every country in which the Company licenses its technology. Also, the efforts the Company will take to protect its proprietary rights may not be sufficient or effective. Also, protecting the Company's intellectual property rights is costly and time consuming. Any unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the Company's operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to the Company.

If the Company is unable to protect its proprietary and technology rights the Company's operations will be adversely affected.
The Company's success will depend in part on its ability to protect its proprietary rights and Technologies. The Company's failure to adequately protect its proprietary rights may adversely affect its operations. Despite its efforts to protect its

proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use trade secrets or other information that it regards as proprietary. Specifically, independent contractors the Company hires to provide technical support may breach confidentiality agreements for proprietary information the obtain during their work performed for us. Based on the nature of its business, the Company may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to: Enforce intellectual property rights; Protect its trade secrets; Determine the validity and scope of the rights of others; or Defend against claims of infringement or invalidity. Any such litigation could result in substantial costs if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology and would divert the attention of management from the implementation of its business strategy. Furthermore, the outcome of litigation is inherently difficult to predict and the Company may not prevail in any litigation in which it becomes involved.

Manufacturing and bringing products to market involves the potential for product recalls, product liability and other claims against the Company.
The Company will likely be subject to international, national, state and potentially local consumer product safety and other laws and regulations concerning consumer products generally and 3D printing construction manufacturers specifically, and more restrictive laws and regulations may be adopted in the future. The 3D printing industry in general has been subject to potential product liability claims and it expects 3D printing construction products carry a high risk of such claims due to the close association with newly developed technology procedures. Any significant defects in its designs, products or failure in its quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance, product liability claims, and damage to its reputation. The costs the Company may incur in correcting any product or design defects may be substantial. Additionally, errors, defects or other performance problems could result in financial damages to its customers, which could result in litigation. Product liability litigation, even if the Company is to prevail, would be time consuming for management and costly to defend. The Company does not presently maintain product liability insurance, and any product liability insurance it may obtain in the future may not be adequate to cover such claims.

The Company Currently Has Limited Marketing And Limited Sales Organization In Place
The Company currently has limited marketing and limited sales organization for its products and services. If it is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties to market and sell its products and services, the Company may not be able to effectively market and sell its product and services, or generate product revenues.

The Company's planned products may never achieve market acceptance, which would adversely affect its business.
The Company cannot predict whether its product will ever achieve market acceptance. Due to its currently undercapitalized condition, the Company has not yet engaged experts to advise it on the requirements and expense necessary for such product marketing, and it plans to use Proceeds from this Offering to do so. It is possible that the Company will fail to achieve consumer and customer acceptance of its product, in which case Investors in this Offering would likely lose their entire investment. A number of factors may limit the market acceptance of its product, including: Consumer acceptance of product; Full market launch relative to competitive products; Availability of alternative or competitive products; The cost of its product relative to any alternative or competitive products; and/or The extent and success of the marketing efforts by its competitors.

The Company is controlled by its Board of Directors, and Common Stock Shareholders have voting rights and distribution rights secondary to Preferred Stock Shareholders.
Control of the Company and all of its operations is the responsibility of its Board of Directors and will remain with them. Investors must rely upon the judgment and skills of the Board. The Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Company and may designate one or more committees. The committees generated by the Board of Directors have the right to exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company. Holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

The Company may raise additional capital through equity offerings. Therefore, any ownership interest in Apis Cor may be diluted in the future if the Company does not raise enough funds in this fund-raising effort, Apis Cor will conduct another Reg A+ offering, and/or seek angel investors, Venture Capital funds or funds from an equity partner.
The Company might not sell enough securities through this Offering to meet its operational needs. Even if the Proceeds received equal the Maximum Offering Amount, the Company may need to raise more funds in the future through additional Offerings. Apis Cor may offer additional Shares and/or other classes of equity or debt, or other forms of securities. If equity, or a security convertible into equity, is offered in these future offerings, then Shareholders' ownership percentages in the Company may be diluted.

Management may revise the Use of Proceeds
It is possible that the use of the Proceeds will be revised by management or that adequate funds will not be raised by the Company. Management will have significant flexibility in applying the net Proceeds of this Offering within the scope of the

business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

The Company may require additional funds
The Company currently anticipates that the net Proceeds of this Offering will be sufficient to meet its anticipated needs for capital expansion. However, the Company may need to raise additional funds in order to fund more rapid expansion, to respond to capital needs, or to acquire complementary products or materials, particularly if less than the maximum Offering is borrowed by the Company. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its Technology development, take advantage of the project expansion opportunities, or respond to capital needs would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results, and financial condition.

Shareholders may vote on the management but have limited ability to influence decisions regarding the business.
Apis Cor's Bylaws provide that the assets, affairs and business of the Company will be managed under the direction of the Board of Directors. The Shareholders do vote on the management but have only limited voting rights on matters affecting the Company's business, and therefore limited ability to influence decisions regarding the business.

The Offering price of the Company's Shares was not established on an independent basis; the actual value of an investment may be substantially less than what the Investor pays.
The Company established the Offering price of the Company's Shares on an arbitrary basis. The selling price of the Shares bears no relationship to the book or asset values or to any other established criteria for valuing Shares. The Offering price of the Shares of common stock was determined by the Company using best estimates and is based on its own assessment of its financial condition, prospects, and the general condition of the securities market. Further, the Offering price may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers or underwriters.

Investor interest in the Company will be diluted if Apis Cor issues additional shares, which could reduce the overall value of an investment.
Potential investors in this Offering do not have preemptive rights to any shares the Company issues in the future. Under Apis Cor's Amended And Restated Certificate of Incorporation, the Company has authority to issue a total of 400,000,000 Shares of Common Stock, although, under Regulation A, the Company is only allowed to sell up to 35 million of the Company's shares in a 12-month period. After an Investor's purchase in this Offering, the Board of Directors may elect to (i) sell additional Shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue Shares to the Board of Directors, or its successors or assigns, in payment of an outstanding fee obligation. To the extent Apis Cor issues additional equity interests after your purchase in this Offering, an Investor's percentage ownership interest in the Company will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Company's investments, an Investor may also experience dilution in the book value and fair value of your Shares.

In some cases, if an Investor fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or common law as a result of an investment in the Company's shares, the Investor could be subject to liability for losses as well as civil penalties.
There are special considerations that apply to investing in the Company's Shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If the Investor are investing the assets of any of the entities identified in the prior sentence in the Company's Shares, Investor should satisfy yourself that: • The investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;· The investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;· The investment satisfies the prudence and diversification requirements of Sections 404(a)(l)(B) and 404(a)(l)(C) ofERISA, if applicable, and other applicable provisions ofERISA and the Code;· The investment will not impair the liquidity of the trust, plan or IRA; • The investment will not produce "unrelated business taxable income" for the plan or IRA; • The Investor will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and • The investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Company's Shares constitutes a prohibited transaction under the Code, the "disqualified person" that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The Chief Revenue Officer of the Company is a defendant in an ongoing civil lawsuit
Apis Cor's CRO, Trevor Ragno, is a defendant in an ongoing Florida civil lawsuit that was filed on December 20, 2022. The suit stems from a 2017 motor vehicle collision where the plaintiff is seeking damages of more than $50,000 for various vehicular infractions. Trevor is disputing the claims against him and all liability from the incident. As of February 2024, the case is set for pre-trial mediation in order to attempt a resolution.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nikita Cheniuntai	62,766,954	Common Stock	61.2%
Anna Cheniuntai	26,900,123	Common Stock	26.2%

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series X Preferred Stock, SAFE, SAFE, SAFE, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,463,600 of Common Stock.

Common Stock

The amount of security authorized is 400,000,000 with a total of 103,082,892 outstanding.

Voting Rights

1 vote per share - The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized Shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

Material Rights

The total amount outstanding includes 600,000 shares to be issued pursuant to stock options issued.

Dividends

The Corporation will not declare, pay or set aside any dividends, including any cash distributions, on Shares of any other class or series of capital stock of the Corporation (other than dividends on Shares of Common Stock payable in Shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

Distributions and Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Shares of Common Stock, pro rata based on the number of Shares held by each such holder.

"Deemed Liquidation Events"

"Deemed Liquidation Events" include:

(1) a merger or consolidation in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole.

Distributions in forms other than Cash

If the amount deemed paid or distributed pursuant to a Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined pursuant to Section 2.3.3 of the Amended And Restated Certificate of Incorporation (see Exhibit F to this Offering Memorandum):

Redemption Provisions

Common Stock does not have any redemption rights.

Sinking Fund Provisions

The Amended And Restated Certificate of Incorporation does not contain any Sinking Fund Provisions.

Liability to Further Calls

The Amended And Restated Certificate of Incorporation does not contain any provisions regarding liability to further calls.

Restrictions on Alienability

The Shares have no restrictions on alienability for Shares of Common Stock.

* Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series A Preferred Stock

The amount of security authorized is 50,000,000 with a total of 33,347,232 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

Deemed Liquidation Events: Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

* Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Series X Preferred Stock

The amount of security authorized is 400,000 with a total of 302,154 outstanding.

Voting Rights

There are no voting rights associated with Series X Preferred Stock.

Material Rights

Dividends

Series X Preferred Stock shall not entitle the holder thereof to be paid any dividend, distribution, or other amount by the Corporation, except in the case of liquidation, dissolution, or winding up of the Corporation.

Non-Voting

Notwithstanding anything to the contrary in this Certificate of Incorporation, the holders of Series X Preferred Stock shall have no voting, approval, or consent rights.

Conversion

With respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective closing of such Qualified Financing.

With respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective date of such Change of Control.

Liquidation, Dissolution or Winding Up.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount equal to One Cent ($0.01).

*Please see the Company's Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $200,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution Event

Material Rights

Convertible Instruments

As of February 15, 2024, the Company has three SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.

Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors.

Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $30,000.00
Interest Rate: %
Discount Rate: 0.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution Event

Material Rights

Convertible Instruments

As of January 15, 2024, the company has two SAFE Agreements outstanding. The company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation.

The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the company at the time of conversion.

Holders of the two outstanding SAFE Agreements are among the company's earliest investors. In recognition of the holders' early and long-standing support of the company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors.

Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $150,000.00
Interest Rate: %
Discount Rate: 80.0%
Valuation Cap: $16,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, or Dissolution Event

Material Rights

Convertible Instruments

As of February 15, 2024, the Company has three SAFE Agreements outstanding. The Company has the obligation to issue Preferred Stock with respect to each SAFE Agreement upon the closing of the sale of Preferred Stock at a fixed valuation. The number of shares of Preferred Stock to be issued upon conversion of the SAFE Agreements depends on the purchase amount and post-money valuation cap for each SAFE Agreement and the outstanding stock of the Company at the time of conversion.

Holders of the three outstanding SAFE Agreements are among the Company's earliest investors. In recognition of the holders' early and long-standing support of the Company, the outstanding SAFE Agreements reflect terms that are consistent with the holder's early investments. Accordingly, the terms of the outstanding SAFE Agreements do not reflect investment terms that are generally available to current or future investors.

Liquidation & Dissolution Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock, which is on par with other SAFEs and Preferred Stock, and senior to Common Stock.

Preferred Stock

The amount of security authorized is 49,600,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Preferred Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: 2022 Reg A+ Common Stock Offering
  Type of security sold: Equity
  Final amount sold: $1,144,127.00
  Number of Securities Sold: 1,171,827
  Use of proceeds: R&D
  Date: December 21, 2022
  Offering exemption relied upon: Regulation A+

- Type of security sold: SAFE
  Final amount sold: $2,930,000.00
  Use of proceeds: seed investments
  Date: August 26, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: 2022 Convertible Promissory Note Conversion
  Final amount sold: $0.00
  Use of proceeds: Type of security issued: Series A Preferred Stock and Common Stock Number of Series A Preferred Stock issued: 2,762,172 Number of Common Stock issued: 1,112,062
  Date: September 01, 2022
  Offering exemption relied upon: Convertible Promissory Note Conversion

- Type of security sold: 2022 SAFE Conversion
  Final amount sold: $0.00
  Use of proceeds: Type of security issued: Series A Preferred Stock Number of Series A Preferred Stock issued: 30,585,060
  Date: September 01, 2022
  Offering exemption relied upon: SAFE Conversion

- Name: 2022 Reg CF Common Stock Offering
  Type of security sold: Equity
  Final amount sold: $2,250,703.37
  Number of Securities Sold: 2,367,017
  Use of proceeds: R&D
  Date: September 28, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $169,800.00
  Use of proceeds: seed investment
  Date: December 20, 2022
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $230,000.00
  Use of proceeds: seed investments
  Date: December 15, 2023
  Offering exemption relied upon: 506(b)

- Type of security sold: SAFE
  Final amount sold: $150,000.00
  Use of proceeds: seed investments
  Date: February 14, 2024
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULT OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company's actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

<u>Revenue</u>

Total revenue for the fiscal year 2022 and 2021 was $54,849 and $233,750, respectively. The following summarizes the Company's major sources of revenue:

3D Printed Structures

Revenue from 3D printed structures for fiscal year 2022 and 2021 was $0 and $62,800, respectively. During 2022, the Company focused on finalizing the prototype equipment development and bringing the initial commercial version of the equipment to market. The Company completed this development and has begun sales of equipment in 2023. During 2021 the revenue was derived from the completion of two structures located in Missouri and Texas which were offered at a discount as the Company utilizing its prototype equipment under development at that time. These projects provided 3D-printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live seminar and workshop formats. Total revenue from training programs for fiscal year 2022 and 2021 was $54,849 and $160,950, respectively.

Structural 3D Printers and Mix & Pump Machines

In 2022 and 2021, the Company continued to focus on the further development of its Technologies and equipment for sale and/or lease and had not yet generated revenue from this product line. During 2023, the Company completed the development of the initial commercial version of the product and has begun offering its equipment for sale, entered into sale agreement and received deposits for future production.

<u>Operating Expenses</u>

The Company classifies its operating expenses as professional fees, advertising and marketing, payroll and related expenses, facilities and maintenance expense, research and development and other operating expenses (other general and administrative, depreciation, and travel and entertainment).

Cost of Goods Sold for the fiscal year 2022 and 2021, respectively, was $0 and $182,900, or 0% and 291% of related revenue from 3D printed structures. These costs in 2021 were high primarily due to transportation and direct expenses incurred at a higher cost on location. Cost advantages were not yet achievable due to the limited projects in fiscal year 2021.

Professional Fees increased by $319,756, or 275%, to $436,112 for fiscal year 2022 as compared to $116,366 for fiscal year 2021 primarily in support of the Company's development and growth.

Advertising and Marketing increased by $287,010, or 642%, to $331,708 for fiscal year 2022 as compared to $44,698 for fiscal year 2021. The increase in fiscal year 2022 was primarily due to the Company's increased budget for 2022 to promote the Company for potential customers and investors, expand its presence in this developing industry and brand recognition for our Technologies and equipment in preparation for product sales which began in 2023.

Payroll and Related Expenses increased by $81,403, or 37%, to $299,322 for fiscal year 2022 as compared to $217,919 for fiscal year 2021. During fiscal year 2022, the Company hired additional staff and anticipates that it will increase these expenses to support increased product offerings and expansion of production capabilities.

Facility and Maintenance increased by $38,449, or 33%, to $153,335 for fiscal year 2022 as compared to $114,886 for fiscal year 2021. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility which was operational for the entire fiscal year 2022 in addition to contractual rent escalations effective for fiscal year 2022.

Research and Development decreased by $409,581, or 74%, to $142,680 for fiscal year 2022 as compared to $552,261 for fiscal year 2021. The decrease in fiscal year 2022 was primarily due to the Company's completion of the initial commercial version of the equipment development and shifting focus to bring the equipment to market. The Company has begun sales of equipment in 2023. Research and Development will continue to be budgeted at relatively lower costs as the Company is committed to a continuous improvement program for its Technologies and products. Research and development expenses have historically consisted primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Net Loss from Operating Activities increased by $357,305, or 31%, to $1,578,907 for fiscal year 2022 as compared to

$1,207,603 for fiscal year 2021. During fiscal year 2022 and 2021, the Company was primarily focused on developing its Technologies and expanding its brand recognition with advanced advertising and marketing activities. During fiscal year 2022, the Company made significant improvements in its Technologies and completed the development stage of its prototype equipment toward initial commercial version. Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has successfully brought its Technologies and products to the market and has begun sales in 2023.

Historical results and cash flows:

Limited sales commenced in 2021 and decreased in 2022 as the Company focused on bringing the equipment development to completion and market-ready. As of April 2023, the Company has developed the initial commercial version of the Structural 3D Printers and Mixers and has begun sales to customers however, we are still in the phase of limited sales and production optimization. During this stage in fiscal year 2022, the Company was primarily funded through proceeds of its Regulation A+ Offering and its Regulation CF Offering launched in 2022, additional SAFE agreements, and customer deposits for 3D printing equipment and future reservations. A major expense of the Company during this product development stage was research and development expenses necessary for the Company's Technologies and product development, and production preparation. These one-time costs are not recurrent unless new products are developed in the future. However, certain research and development costs will be recurrent for improvements on the company's current Technologies and product enhancements. The Company's costs during initial sales and small batch production might be higher than that of the increased production phase due to economy of scale. Unit economics of the Company's product should significantly improve going into increased production. The historical financial result is thus not representative of future earnings and cash flow.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company had cash of $480,985.

Net cash used in operating activities for fiscal year 2022 was $1,487,881, compared to $1,268,819 for fiscal year 2021. The increase in net cash used in operating activities in fiscal year 2022 compared to fiscal year 2021 is primarily attributable to increased professional fees and advertising and marketing offset, in part, by decreased research and development expenses.

As of December 31, 2022, the Company had cash of $480,985, total assets of $1,648,356, working capital of $261,479, and stockholders' capital of $1,648,356. During 2022, the Company has financed its operations primarily through its Regulation A+ and Regulation CF offerings, and an additional SAFE agreement.

In fiscal year 2022, the Company raised additional capital through the sale of its securities from its Regulation A+ offering and issued 1,171,827 shares of common stock with gross proceeds of $1,171,827.

Additionally, in fiscal years 2023 and 2022, the Company raised capital through the sale of its securities from its Regulation CF offering launched in 2022 and issued 1,902,403 and 464,614 shares of common stock with gross proceeds of $1,773,873 and $405,197, respectively.

The Company will have additional capital requirements during the fiscal year 2024 to bring its Technologies and products to market and grow the Company. During 2023, the Company completed the development of the initial commercial version of the product and has begun offering its equipment for sale, entered into sales agreements, and received deposits for future production.

During 2024, the Company will have additional capital requirements to expand manufacturing capabilities, including minor alterations of the Technologies and research and development to achieve manufacturing scaling and efficiency. The Company will also continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company.

Management believes that with the commencement of sales of its 3D printers in 2023, potential strategic investment from a national homebuilder, and with additional financing from private and public offerings of its common stock from this in-process Offering in 2024, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back, or discontinue the development of its technologies and patents or discontinue operations completely.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. During 2023, the Company completed development and began offering its equipment for sale, entered into sales agreements, and received deposits for future production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The funds raised from the crowdfunding campaign will be used to further develop its 3D printing technology and expand the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, lease expenses, and business operation expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to further develop its 3D printing technology and expand the business. As such, the funds will be used for additional headcount, lease expenses, materials to build 3D printers, and operations. This would provide funds for the Company to operate in this expanded capacity for 12 months at an estimated monthly burn rate of $180,0000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has an available line of credit for $100,000 with a $0 outstanding balance on December 31, 2023, and an additional available line of credit for $2,000 with a $0 outstanding balance as of December 31, 2022. The Company has contemplated additional future sources of capital including institutional fundraising, crowdfunding fundraising, grants, debt financing, venture debt financing, and standard bank financing.

Indebtedness

- Creditor: Equipment Loans Payable
  Amount Owed: $3,185.00
  Interest Rate: 10.49%
  Maturity Date: November 07, 2025
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $65,894.00
  Interest Rate: 6.06%
  Maturity Date: August 15, 2027
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $42,975.00
  Interest Rate: 10.49%
  Maturity Date: May 17, 2028
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $24,823.00
  Interest Rate: 7.94%
  Maturity Date: December 12, 2028
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $28,127.00
  Interest Rate: 7.03%
  Maturity Date: March 19, 2027
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $23,049.00
  Interest Rate: 8.48%
  Maturity Date: September 15, 2027
  Amount owed is current as of 12/31/2023

- Creditor: Equipment Loans Payable
  Amount Owed: $243,922.00
  Interest Rate: 10.1%
  Maturity Date: June 10, 2029
  Amount owed is current as of 12/31/2023

- Creditor: Nikita Cheniuntai
  Amount Owed: $43,000.00
  Interest Rate: 2.0%
  Maturity Date: April 15, 2025
  On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. On May 7, 2023, the note was amended to extend the maturity date and add an addendum for monthly installments of principal and interest through April 15, 2025, with $14,913.85 having been paid by the stockholder. As of December 31, 2023, and 2022, accrued interest of $581 and $860, respectively, was paid by the shareholder and is recorded in interest income in the financial statements.

- Creditor: Nikita Cheniuntai
  Amount Owed: $47,000.00
  Interest Rate: 2.0%
  Maturity Date: December 15, 2025
  On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. On May 7, 2023, the note was amended to extend the maturity date and add an addendum for monthly installments of principal and interest through December 15, 2025, with $14,913.85 having been paid by the stockholder. As of December 31, 2023, and 2022, accrued interest of $940 and $940, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

- Creditor: Anna Cheniuntai
  Amount Owed: $30,000.00
  Interest Rate: 2.0%
  Maturity Date: December 30, 2025
  On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2023, and 2022, accrued interest of $600 and $2, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

- Creditor: Equipment Loans Payable
  Amount Owed: $148,131.00
  Interest Rate: 9.42%
  Maturity Date: November 30, 2029

Related Party Transactions

- Name of Entity: Nikita Cheniuntai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan receivable from stockholder for $43,000
  Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. On April 18, 2023, this note was replace it with a new promissory note with monthly instalments of principal and interest through April 15, 2025. As of December 31, 2023 and 2022, accrued interest of $581 and $860, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

- Name of Entity: Nikita Cheniuntai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan receivable from stockholder $47,000
  Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2023 and 2022, accrued interest of $940 and $940, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

- Name of Entity: Anna Cheniuntai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan receivable from stockholder $30,000.
  Material Terms: On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2023 and 2022, accrued interest of $600 and $2, respectively, was paid by the stockholder and is recorded in interest income in the financial statements

Valuation

Pre-Money Valuation: $200,996,448.66

Valuation Details:

Technology advancement. Apis Cor has invented proprietary state-of-the-art robotic technology featuring mobility, transportability and ease of use. Apis Cor technology is protected by 4 granted patents and several patent applications. Apis Cor technology passed the level of "proof-of-concept" and prototyping and achieved the level of commercial deployment.

Apis Cor has gained extensive experience and expertise in emerging technology, robotics, material science, software and construction technologies. This has been achieved by completing construction projects in various states, countries and climate conditions as well as receiving the highest score in NASA's Centellian Challenge, which set a high bar for robotic solutions, autonomous printing and material performance. All of these add a significant advantage to the company's technology, experience and advancement.

Product Stage. Apis Cor has developed and commenced several prototypes of their equipment, achieving the initial commercial version of the 3D printer "Frank", Mixing and Pump Unit "Gary", and Material Delivery Unit "Mary". These latest versions were successfully deployed in two construction projects in the USA, proving the product's workability and readiness for commercialization. In addition to 3D printing equipment, Apis Cor designed, built, and commenced a working prototype of their batching factory producing 3D print material. The batching plant is a core piece of the company's business model, which involves producing and selling their proprietary material to the equipment's users. Owning batching plants allows the company to achieve higher margins on the material, control the quality, lead time, and production schedule. The batching plant is deployed at the company HQ in Melbourne, FL, and successfully produced 51,000 lbs of 3D print material for Apis Cor's model house in Melbourne. By January 1st, 2024, the company successfully tested and demonstrated all pieces of their product and infrastructure to go after scaling.

Since 2022, Apis Cor achieved the following product-related milestones:

- The Company designed and filed a patent pending for an optimized wall design. This design not only reduces material usage, thereby decreasing the cost per square foot of walls, but also increases printing speed by up to 30%. This significant improvement is seen by the Company as a crucial development that will make their product more competitive and versatile, appealing to a broader range of customers and allowing the Company to make higher margins.

- The Company built a second iteration of the mixing and pump unit, which is the initial commercial version, and successfully used it to 3D print a house.

- the Company filed 2 non-provisional patent applications and 2 patent pending applications.

- The Company built an initial commercial version of the 3D printer that features improved software and productivity metrics. This version was successfully used to 3D print a house.

- The Company received a building permit for a residential house in Melbourne, FL. In cooperation with a local General Contractor, Apis Cor started construction of the house.

- The Company constructed and began operating a prototype of their batch plant to produce 3D printing materials. This prototype was successfully used to create materials for 3D printing walls for the model house in Melbourne, FL. These Batch Plants allow the Company to expand operations and increase the margin on 3D materials sold, as now the Company does not depend on third-party batching partners.

- The Company expanded its manufacturing space in Melbourne, FL, by renting additional space and purchasing CNC machinery and tools.

Market. We target one of the largest markets in the world, construction, which is estimated at $14.3 Trillion worldwide in 2022.* Although Apis Cor's primary focus is on the low-rise residential housing market, more market segments are available for Apis Cor due to the capability of its technology to construct walls structures for buildings of any footprint (sq. footage) and up to 3 floors: commercial and industrial buildings, storages, warehouses, distribution centers, and structures, elements, walls, fences, retaining walls for large-scale industrial infrastructure construction projects.

*https://www.thebusinessresearchcompany.com/report/construction-market

Traction. Apis Cor has been in constant contact with market players and potential customers to identify the product-market fit and demand. Since October 2021, Apis Cor has validated a strong demand and interest in our technology and has collected 117 non-binding Letters of Intent (LOI) from construction companies in the US who intend to use Apis Cor technology once it is offered to the market. These non-binding LOIs potentially represent $318M of revenue within five years which would then become potential recurring revenue, should all of the companies continue using Apis Cor technology.

In addition, we have collected paid reservations for 3D printed houses ($7,000 per reservation), 3D printers ($3,000 per reservation), and reservations on the waitlist ($200 non-refundable reservation). It shows strong interest from potential customers and the market in general. Considering the level of Apis Cor readiness, this traction can be converted to sales and recurring revenue in the near future provided Apis Cor has sufficient capital for scaling and growth.

Apis Cor commenced the construction of a fully permitted residential house in Melbourne, FL, for a client. Apis Cor is being paid for the services of printing the wall structures. This is the third paid construction project for the company in the United States. This project proves that the Company's technology is on the market and is being deployed to generate revenue.

After multiple product demonstrations, and as of January 17, 2023, the company is negotiating with a national homebuilder for the construction of homes and investment. This national homebuilder builds ~20,000 houses in Florida alone. The national homebuilder chose Apis Cor technology over competitors to proceed with the commercial deployment. As a comparison, a competing company ICON works with another national homebuilder Lennar and ICON's valuation is about $2 billion dollars.

Moreover, our construction projects with two notable affordable housing organizations, Space Coast Habitat for Humanity and the Housing Trust Fund of Santa Barbara, have received both government and private funding from highly credible organizations, including Wells Fargo, the Chan-Zuckerberg Initiative, and the cities of Melbourne and Santa Barbara. These collaborations endorse our technology and open up opportunities to scale our technology nationwide through Habitat for Humanity's extensive presence

Since 2022, Apis Cor achieved the following sales/traction-related milestones:

- The Company conducted several successful demonstrations of the technology to a national homebuilder and proceeded with negotiations for 3D printing services and investment.

- The Company received new paid reservations for their product. Each reservation is $3,000 and the reservation agreement outlines the price of a printer at $650,000.

- The Company's collaborative projects for 3D printed houses with Habitat for Humanity and the Housing Trust Fund of Santa Barbara received funding from highly reputable organizations like Wells Fargo, the City of Melbourne, The Chan-Zuckerberg Initiative, an advised fund of the Silicon Valley Community Foundation.

- The Company got paid for 3D printing services for the model house in Melbourne, FL, by the owner.

Investment in construction technologies has shown rapid growth. Investment in the construction technology ecosystem reached just under US $5.4 billion in 2022, according to information released from Cemex Ventures. According to a McKinsey report, the largest construction industry clusters of use cases include 3-D Printing, modularization and robotics. The same report shows that venture capital investment growth in construction tech has far outpaced the overall venture capital space.

https://www.constructiontechnology.media/news/investment-in-construction-tech-hits-record-levels/8016696.article

https://www.mckinsey.com/industries/private-equity-and- principal-investors/our-insights/rise-of-the-platform-era -the-next-chapter-in-construction-technology

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we were providing services at a discounted price for a limited number of selected customers. Past cash was primarily generated through discounted sales of construction 3D printing services and revenues from alternative services (Online courses and workshops).

In sum, our valuation is based on the following factors:

1) The advanced status of the technology and technological differentiators compared to competitors who have raised capital with a higher valuation. We have passed the proof-of-concept stage, completed extensive R&D and are now in the stage of product improvement and deploying the product in the market.

2) The size of the market that we are targeting and our potential to take larger market shares and more applications than our competitors.

3) The company's Intellectual property. (4 granted patents, 4 patent applications since last Regulation CF offering).

4) Market-based valuation comparison: ICON has a valuation of over $2 billion while still is not in the market for homebuilders and while they printed 113 homes since inception and with deployed funds of over $400m. Mighty Buildings has a recent valuation of $350 million while providing re-purposed equipment to 3D print shells of prefab units.

5) Company traction and interest from a national homebuilder to utilize Apis Cor's technology and potentially invest in the Company.

6) There is a strong, validated demand for our product from potential customers. The purpose of this fundraising round is to meet the high demand by expanding our team and building additional printers.

7) We have raised funds under RegA+. The price per share is $1, proving that investors value our stock for this price which is why we use it to calculate the valuation.

The total number of shares of capital stock outstanding on a fully diluted basis, 136,732,278 shares, includes 102,484,892 shares of Common Stock, 600,000 shares of Common Stock Options, 33,347,232 shares of Series A Preferred Stock, and 302,154 shares of Series X Preferred Stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $380,000 in Simple Agreements for Future Equity (SAFEs) outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) there are no shares reserved for issuance under a stock plan or otherwise.

The Company set its valuation internally, without a formal third-party independent evaluation.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.88 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $3,621,492.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Company Employment
  30.0%
  headcount expansion: manufacturing and engineering, printer operators, administrative.

- Materials to build 3D printers
  25.0%
  materials and parts to build 5 Structural 3D Printers and Mixers

- CAPEX and trucks
  15.0%
  manufacturing equipment and machinery e.g. CNC machinery, tools, and equipment; bulk trucks and semi trucks for 3D print material delivery;

- Operations
  5.0%
  space leasing, utilities, licenses, administrative expenses.

- Marketing
  19.5%
  marketing and advertising for Offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://apis-cor.com (apiscor.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/apiscor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Apis Cor Inc.

[See attached]



Financial Statements and Independent Auditor's Report

Apis Cor Inc.

December 31, 2022 and 2021

Apis Cor Inc.

<u>**Table of Contents**</u>

Independent Auditor's Report 1-2

Balance Sheets 3

Statements of Operations 4

Statements of Stockholders' Deficit 5

Statements of Cash Flows 6

Notes to Financial Statements 7-18

 ASSURANCE DIMENSIONS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of **Apis Cor Inc.**

Opinion

We have audited the accompanying financial statements of **Apis Cor Inc.** (the "Company"), which comprise of the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,539,000 for the year ended December 31, 2022. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the year ended December 31, 2022 totaled approximately $1,488,000. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
April 19, 2023

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Apis Cor Inc.
Balance Sheets
As of December 31, 2021 and 2020

	2022	2021
ASSETS		
Current assets		
Cash	$ 480,985	$ 65,514
Accounts receivable	747	37,525
Prepaid expenses	6,646	15,410
Due from stockholder	10,025	5,839
Deferred offering costs	-	107,424
Other current assets	23,245	-
Total current assets	521,648	231,712
Non-current assets		
Property and equipment, net	833,388	364,419
Operating lease right-of-use asset	153,724	-
Loans receivable from stockholder	120,000	90,000
Equipment deposit	-	10,000
Security deposits	19,596	22,346
Total assets	$ 1,648,356	$ 718,477
LIABILITIES AND STOCKHOLDERS' CAPITAL (DEFICIT)		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$ 13,265	$ 99,448
Customer deposits	84,066	40,019
Equipment loans payable	38,912	21,308
Convertible notes payable and accrued interest	-	174,404
Operating lease liability, current portion	107,054	-
Other current liabilities	16,878	-
Total current liabilities	260,175	335,179
Long-term liabilities		
Equipment loans payable, non-current	188,561	111,951
SAFE liabilities	-	1,930,000
Operating lease liability, non-current	37,933	-
Total liabilities	486,669	2,377,130
Stockholders' capital (deficit)		
Preferred stock, $0.00001 par value, 100,000,000 authorized, 33,347,232 and 0 shares issued and oustanding	333	-
Common stock, $0.000000827 par value, 400,000,000 authorized, 103,498,023 and 100,749,520 shares issued, and 96,445,557 and 93,697,054 shares outstanding as of December 31, 2022 and 2021, respectively	85	83
Additonal paid-in capital	4,358,953	36
Treasury stock, 7,052,466 shares, at cost	(71)	(71)
Accumulated deficit	(3,197,613)	(1,658,701)
Total stockholders' capital (deficit)	1,161,687	(1,658,653)
Total liabilities and stockholders' capital (deficit)	$ 1,648,356	$ 718,477

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Operations
For the Years Ended December 31, 2022 and 2021

	2022	2021
REVENUE		
Training programs	$ 54,849	$ 160,950
3D building printing	-	62,800
Total revenue	54,849	223,750
COST OF GOODS SOLD		
Materials and supplies	-	73,703
Labor and outside services	-	48,915
Other direct expenses	-	60,282
Total cost of goods sold	-	182,900
GROSS PROFIT	54,849	40,850
EXPENSES		
Professional fees	436,122	116,366
Advertising and Marketing	331,708	44,698
Payroll and related expenses	299,322	217,919
Facility and maintenance expense	153,335	114,886
Research and development	142,680	552,261
Other general and administrative	117,215	89,679
Depreciation	54,386	23,815
Travel and entertainment	44,139	47,979
Total operating expenses	1,578,907	1,207,603
LOSS FROM OPERATIONS	(1,524,058)	(1,166,753)
OTHER INCOME (EXPENSES)		
Loss on disposal of asset	(2,202)	-
Interest expense	(15,346)	(9,206)
Interest income	2,694	1,767
NET LOSS	$ (1,538,912)	$ (1,174,192)

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Stockholders' Capital (Deficit)
For the Years Ended December 31, 2022 and 2021

	Preferred Stock $0.00001 par value		Common Stock, $0.000000827 par value		Additonal paid-in	Treasury Stock		Accumulated	
	Shares	Amount	Shares	Amount	capital	Shares	Amount	Deficit	Total
December 31, 2020	-	$ -	100,749,520	$ 83	$ 17	-	$ -	$ (484,509)	$ (484,409)
Stock-based compensation	-	-	-	-	19	-	-	-	19
Treasury stock purchases	-	-	-	-	-	7,052,466	(71)	-	(71)
Net loss	-	-	-	-	-	-	-	(1,174,192)	(1,174,192)
December 31, 2021	-	-	100,749,520	83	36	7,052,466	(71)	(1,658,701)	(1,658,653)
Stock-based compensation	-	-	-	-	1,186	-	-	-	1,186
Stock issued for conversion of Convertible Notes Payable	2,762,172	28	1,112,062	1	176,580	-	-	-	176,609
Stock issued for conversion of SAFE liabilities	30,585,060	305	-	-	2,929,695	-	-	-	2,930,000
Stock issued, net of offering costs	-	-	1,636,441	1	1,251,456	-	-	-	1,251,457
Net loss	-	-	-	-	-	-	-	(1,538,912)	(1,538,912)
December 31, 2022	33,347,232	$ 333	103,498,023	$ 85	$ 4,358,953	7,052,466	$ (71)	$ (3,197,613)	$ 1,161,687

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Cash Flows
For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (1,538,912)	$ (1,174,192)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	54,386	23,815
Accrued interest on convertible notes payable	2,205	3,341
Loss on disposal of equipment	2,202	-
Stock-based compensation	1,186	19
Changes in working capital components:		
Accounts receivable	36,778	(37,525)
Prepaid expenses	8,764	(12,679)
Other current assets	(23,245)	-
Operating lease right-of-use asset	(8,737)	-
Security deposits	2,750	(22,346)
Accounts payable and accrued expenses	(86,183)	81,448
Customer deposits	44,047	(130,700)
Other current liabilities	16,878	-
Net cash used by operating activities	(1,487,881)	(1,268,819)
Cash flows from investing activities:		
Purchases of property and equipment	(557,557)	(282,553)
Proceeds from disposals of property and equipment	42,000	-
Equipment deposit	-	(10,000)
Net cash used by investing activities	(515,557)	(292,553)
Cash flows from financing activities:		
Proceeds from equipment loans payable	148,874	98,500
Repayments on equipment loans payable	(54,660)	(8,513)
Proceeds from issuance of SAFE liabilities	1,000,000	1,640,000
Net loans to and repayments from stockholders	(34,186)	(57,361)
Proceeds from issuance of common stock from Reg A+ offering	1,171,827	-
Proceeds from issuance of common stock, net of costs from Reg CF offering	405,197	-
Purchase of treasury stock	-	(71)
Capital raise costs	(218,143)	(107,424)
Net cash provided by financing activities	2,418,909	1,565,131
Net change in cash	415,471	3,759
Cash, beginning of year	65,514	61,755
Cash, end of period	$ 480,985	$ 65,514
Supplemental and non-cash disclosures:		
Cash paid for interest	$ 13,141	$ 4,744
Operating lease right of use asset and liability recorded on adoption of ASC 842	$ 241,287	$ -
Recognition of deferred offering costs	$ 107,424	$ -
Preferred stock issued for conversion of convertible notes payable	$ 126,649	$ -
Common stock issued for conversion of convertible notes payable	$ 11	$ -
Preferred stock issed for conversion of SAFE liabilities	$ 2,930,000	$ -

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note A – Nature of Business and Organization

Apis Cor Inc. (the "Company") was organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live seminar and workshop offerings. The Company has begun sales of its 3D printing equipment in 2023.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Adopted Accounting Standards

Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards, other than the ones described below, that it believes merit further discussion as the Company expects that none would have a significant impact on its financial statements.

Effective January 1, 2022, the Company adopted the new lease accounting guidance in Accounting Standards Update ("ASU") No. 2016-02, *Leases (Topic 842)*. The Company has elected the package of practical expedients permitted in Accounting Standards Codification (ASC) 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC 842 at lease commencement. As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2022 (a) a lease liability of approximately $241,000, which represents the present value of the remaining lease payments of approximately $266,000, discounted using the Company's incremental borrowing rate of 8.00%, and (b) a right-of-use asset approximately of $241,000.

Effective January 1, 2022, the Company adopted the ASU No. 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. The ASU simplifies the accounting for convertible instruments by eliminating the cash conversion and the beneficial conversion feature. The adoption did not have an impact on beginning equity.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2022 and 2020, there were no cash equivalents.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note B – Significant Accounting Policies

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of December 31, 2022, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with an offering. These costs are recognized as an offset against the proceeds upon consummation of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, the Company has deferred approximately $0 and $107,000, respectively, related to the Company's offerings of its common stock. The balance related to fiscal 2021 was offset against proceeds from the sale of common stock in 2022.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposal of assets are recorded in the year of disposition.

Leases

The Company determines if an arrangement is a lease at inception. The Company's manufacturing space is included in the balance sheet at December 31, 2022 as an operating lease right-of-use asset, Right-of-use liability, current portion, and Right-of-use liability, non-current.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, we use the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building, live training program or delivery of equipment. As of December 31, 2022 and 2021, customer deposits totaled approximately $84,000 and $40,000, respectively.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note B – Significant Accounting Policies (continued)

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

The Company's revenues are currently generated from 3D printed structures, on-demand training courses and live seminars and workshops. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company's major revenue sources: 3D

Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live seminar and workshop formats.   Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, *Research and Development*, the Company expenses research and development cost as incurred. Research and development costs for the year ended December 31, 2022 and 2021, was approximately $143,000 and $552,000, respectively.

Note B – Significant Accounting Policies (continued)

Advertising and Marketing

Advertising and Marketing costs are expensed when incurred. During the year ended December 31, 2022 and 2021, advertising and marketing related expenses were approximately $332,000 and $45,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2022 and 2021, respectively. The Company's 2022 and 2021 tax years are open for examination for federal and state taxing authorities.

Offering Memorandum

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the "Offering"). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at $1.00 price per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company's securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at $1.00 price per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services.

Note C – Going Concern

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2022, the Company had an accumulated deficit of approximately $3,198,000. The net cash used in operating activities for the years ended December 31, 2022 totaled approximately $1,488,000.

Sales of its 3D printers commence in 2023, and that with additional financing from private and public offerings of its common stock the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note D – Property and Equipment

Property and equipment consist of the following as of December 31:

	2022	2021
Production equipment	$ 346,045	$ 275,179
Vehicles and trailers	179,743	85,089
Computers and equipment	22,946	15,283
Furniture & fixtures	26,508	6,717
Construction in progress	309,792	-
Leasehold improvements	18,781	7,704
Total property and equipment	903,815	389,972
Less: accumulated depreciation	(70,427)	(25,553)
Property and equipment, net	$ 833,388	$ 364,419

For the year ended December 31, 2022 and 2021, respectively, total depreciation expense was approximately $54,000 and $24,000. At December 31, 2022 and 2021, there was approximately $351,000 and $0, respectively, in property and equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matured on January 3, 2023 with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. The note was subsequently amended with a new maturity date of January 1, 2024. As of December 31, 2022 and 2021, accrued interest of $860 and $860, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022 and 2021, accrued interest of $940 and $906, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On December 30, 2022, the Company entered into an unsecured promissory note with a stockholder for $30,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2022, accrued interest of $2 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. As of February 2022, the equipment was traded-in on new equipment and the loan was satisfied. Interest expense paid during the year ended December 31, 2022 and 2021 totaled $368 and $2,420, respectively. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $0 and $31,173, with $0 and $5,333 of the total payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,225. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2022 and 2021, respectively, totaled $555 and $683. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $4,638 and $5,949, with $1,453 and $1,311 of the total payable recorded as a current liability.

Note F – Equipment Loans Payable (continued)

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2022 and 2021, respectively, totaled $7,406 and $1,984. As of December 31, 2022 and 2021, respectively, the outstanding principal balance was $81,472 and $96,136 with $15,578 and $14,664 of the total payable recorded as a current liability.

On February 14, 2022, the Company purchased equipment paid in part with value from trade-in equipment and entered into a loan in the amount of $55,734. This loan has a 75-month term with an interest rate of 10.49% and a monthly payment of $1,016. Interest expense paid during the year ended December 31, 2022 totaled $4,672. As of December 31, 2022, the outstanding principal balance was $50,243 with $7,268 of the total payable recorded as a current liability.

On August 28, 2022, the Company purchased equipment and entered into a loan in the amount of $29,546. This loan has a 75-month term with an interest rate of 7.94% and a monthly payment of $503. Interest expense paid during the year ended December 31, 2022 totaled $676. As of December 31, 2022, the outstanding principal balance was $28,714 with $3,891 of the total payable recorded as a current liability.

On September 13, 2022, the Company purchased equipment and entered into a loan in the amount of $34,345. This loan has a 54-month term with an interest rate of 7.03% and monthly payments of $99 for the first six months and $809 for the remaining 48 months. Delivery of the equipment is expected in 2023. Interest expense paid during the year ended December 31, 2022 totaled $0. As of December 31, 2022, the outstanding principal balance was $34,345 with $5,710 of the total payable recorded as a current liability.

On September 15, 2022, the Company purchased equipment and entered into a loan in the amount of $29,250. This loan has a 60-month term with an interest rate of 8.48% and a monthly payment of $600. Interest expense paid during the year ended December 31, 2022 totaled $610. As of December 31, 2022, the outstanding principal balance was $28,060 with $5,011 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2022:

Years Ending December 31,	Amount
2023	$ 38,912
2024	44,358
2025	47,166
2026	49,193
2027	37,077
Thereafter	10,767
	$ 227,473

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity ("SAFE") contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any.

A key event that will cause conversion of these agreements into future equity include an Equity Financing as follows:

Note G – SAFE Liabilities (continued)

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Equity Financing terms were met and SAFEs automatically convert into shares of the Company's preferred stock effective September 1, 2022.

The Company had raised $2,930,000 through these SAFE contracts and issued 30,585,060 shares of Preferred Stock related to conversion of the SAFEs. (See Note I)

Note H – Convertible Notes Payable

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the "Notes"). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. A key event that will cause conversion of these agreements into future equity include a Qualifying Financing as follows:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company's preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the "Conversion Price"). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the "Total Number of Shares").

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services.

The Company closed on transactions pursuant to its Regulation A+ offering of common stock in the aggregate investment amount exceeding $1 million, whereupon the Qualified Financing terms were met and Convertible Notes Payable automatically convert into shares of the Company's common stock and/or preferred stock effective September 1, 2022.

The Company issued 2,762,172 shares of Preferred Stock and 1,112,062 of Common Stock related to conversion of the total principal and accrued interest of $176,609 from Convertible Notes Payable. (See Note I)

Note I – Stockholders' Capital (Deficit)

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company's board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock.

During 2022, the Company issued 33,347,232 shares of Preferred Stock pursuant to the conversion of the SAFEs and Convertible notes Payable. (See Notes G and H)

Note I – Stockholders' Capital (Deficit) (continued)

Additionally, pursuant to the 2021 Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock resulting in par value of $0.000000827 per share. Immediately following this stock split 7,052,466 shares were redeemed for $71 to be held as treasury stock until duly issued by the Company.

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission under Regulation A+ to proceed with the public offering of its securities (the "Regulation A+ Offering"). The Regulation A+ Offering permits the Company to offer and sell 35,000,000 shares of common stock at a purchase price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

There are no underwriting fees associated with this Regulation A+ Offering. The Company has engaged a fully regulated broker-dealer at a 3% commission of all sales. As of December 31, 2022, the Company issued 1,171,827 shares of common stock at a purchase price of $1 per share and recognized $290,921 of offering costs related to the Company's Regulation A+ Offering.

During 2022 the Company launched an additional Regulation Crowdfunding offering to sell up to $5,000,000 in equity financing through the sale of up to 5,000,000 shares of its Common Stock at a purchase price of $1.00 per share. In connection with the capital raise, the Company entered into an agreement with a funding portal for processing, transfer agent and other services. Under this agreement the Company is to pay certain fees for services received and various commissions on proceeds raised for the offering with 6% of the net proceeds held in escrow for up to six months following the close of the offering. As of December 31, 2022, deposits held totaled $23,244 and is recorded in other current assets in the financial statements. The funding portal is also to receive 3% commission paid in equity at the same rate as the offering upon completion of the offering after final proceeds are determined.

During 2022, the Company sold 464,614 shares of common stock under the Regulation Crowdfunding for net proceeds, after platform commissions and related costs, of $405,197 and recognized $34,646 of related offering costs. The Company will also be required to provide various physical good perks offered to investors based on the amount invested.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the "2021 Plan"). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company's growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note J – Stock Option Plan (continued)

The following assumptions were used to determine the fair value of the stock options for the year ended December 31:

	2022	2021
Estimated fair value of underlying stock at grant date	$0.00001 - $1.00	$0.00001
Exercise price	$0.00001 - $1.00	$0.00001
Expected life	10 years	10 years
Risk-free interest rates	1.52% - 3.42%	1.52% - 1.61%
Volatility	0%	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to $1,182 and $19 for the year ended December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, respectively, there was approximately $10,600 and $50 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2022 and changes during 2022 and 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	$ -
Granted	6,049,173	0.08328
Exercised	-	-
Forfeited	(906,746)	(0.55556)
Outstanding at December 31, 2021	5,142,426	0.00001
Granted	40,000	1.00000
Exercised	-	-
Forfeited	(1,007,496)	(0.00001)
Outstanding December 31, 2022	4,174,930	0.00959

A summary of the status of the Company's outstanding stock options as of December 31, 2022 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	4,134,930	3,196
$1.00000	40,000	3,486
$0.00959	4,174,930	3,198

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2022 and 2021, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note K – Income Taxes (continued)

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2022	2021
Net operating loss carry forward	$ 606,467	$ 438,849
Research and development	26,967	-
Property and equipment	(106,279)	(99,559)
Valuation allowance	(527,155)	(339,290)
Net deferred tax asset	$ -	$ -

At December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $2,888,000 and $1,618,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company's federal and state blended tax rate was 21.00% and 27.32% for the years ended December 31, 2022 and 2021, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2022 and 2021

Note L – Operating Leases

Starting on April 1, 2021, the Company leases manufacturing space in Melbourne, Florida from an unrelated party with monthly base payments of approximately $7,280 plus variable lease costs including applicable sales taxes and common area maintenance costs subject to change at the beginning of each calendar year to make equal to the actual costs for the previous calendar year. The lease matures in April 2024. The base rent is subject to a fixed increase every year of approximately 3%.

As of December 31, 2022, the Company recorded right-of-use asset (ROU) of $153,724 and total lease liability of $144,987 based on a weighted average discount rate of 8.0% at lease inception.

The ROU asset for the year ended December 31, 2022 is summarized below:

Operating lease ROU asset	$ 241,287
Less accumulated reduction	(87,563)
Balance of ROU asset	$ 153,724

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$ 241,287
Reduction of lease liability	(96,300)
Total	$ 144,987

Apis Cor Inc.

Note L – Operating Leases (continued)

The components of lease expense were as follows for the year ended December 31, 2022:

Operating lease cost	$ 137,465

Maturities of lease liabilities were as follows as of December 31, 2022:

Years ended December 31:	Operating Leases
2023	$ 114,808
2024	38,568
2025	-
2026	-
2027	-
Thereafter	-
	153,376
Less: interest	(8,389)
Present value of lease payments	$ 144,987

Weighted average remaining lease terms were as follows as of December 31, 2022:

Operating leases	1.33 years

Weighted average incremental borrowing rates were as follows as of December 31, 2022:

Operating leases	4.57%

Note M – Commitments and Contingencies

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Apis Cor Inc.

Notes to Financial Statements
December 31, 2022 and 2021

Note N – Subsequent Events

On March 20, 2023 the Company entered into a 36-month operating lease agreement to increase its manufacturing space by 1,814 sq ft. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. Monthly rental payments of $3,118 commence on April 1, 2023.

Subsequent to the date of the balance sheet, the Company issued an additional 301,135 of common stock at a purchase price of $1 per share.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 19, 2023, the date the financial statements were available for issuance, and determined that the following items required disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



This is a preview for demo purposes only.

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Construction with robotic precision

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



apis cor
we print buildings
FASTER, HIGHER QUALITY
3D PRINTING CONSTRUCTION

$80,043.50 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST



- Built a record-breaking 3D commercial structure in TX, won NASA's 3D printed Habitat Challenge, & we're constructing an affordable house for Space Coast Habitat with backing from Wells Fargo & the city of Melbourne.*
- Over $3.5M total raised from over 2,000 investors on RegCF on StartEngine & through an in-house Regulation A+.
- On December 1st, we broke ground for our permitted 3D-printed residential house in Florida to showcase Workforce Housing in South Florida. Live printing & tours are coming soon!**





Reserve Now

PREVIOUSLY CROWDFUNDED
$3,394,830.37

RESERVED
$80,043.50

INVESTORS
80

*Source | Source

**Source

THE PITCH

We print 3-D buildings aimed to make housing more accessible

At Apis Cor, we are rethinking and improving the construction process.We believe housing should be built better and faster. That's why we use automation to expand the construction industry, utilizing robotic construction technologies to increase productivity to reach this goal.



OUR MISSION
Apis Cor's mission is to rethink & improve the constuction process.

The above video is a time-lapse of construction for demo purposes, and may not reflect the true construction time.

Overall, we believe we equip homebuilders with the right tools and technology to revolutionize housing.



OUR VISION
build one home per week



print materials
autonomous construction beyond earth

**The above video is a time-lapse of construction for demo purposes, and may not reflect the true construction time.*

THE Problem & our solution

There is a shortage of about 5 million homes in the US, and we think our 3D printing targets this issue

We not only don't have **enough human labor to meet the housing demand**, but there is also a **material shortage.** (Source) Additionally, the average American, having an annual salary of $54,000, cannot afford a house of $478,000. (Source | Source)

IT IS TOO EXPENSIVE & TIME CONSUMING TO BUILD DURABLE HOMES
~7 months to build a single-family home
~80% of builders can't find workers
the avg home price is 8X the avg salary

Source: Realtor.com, AGC, St. Louis Fed, Bureau of Labor Statistics

To us, homes should be **accessible, affordable, and durable**, so it's time to introduce automation to the construction industry. Apis Cor's robotic technology aims to increase productivity, and build faster and more affordably without compromising quality.

~3X FASTER CONSTRUCTION AND UP TO 30% REDUCED COSTS*
less reliance on inaccessable skilled laborers
allows for greater design freedom
consistent, better quality builds with machine accuracy

Reduced costs are based on internal projections and research.The above video is a time-lapse of construction for demo purposes, and may not reflect the true construction time.

Our 3D printed houses are hurricane and earthquake-resistant, built in compliance with international building codes, and **we project that a finished house can be up to 30% more affordable than a traditionally built house.**

To achieve this, we lease out the printers to construction companies and exclusively sell our 3D print material as a B2B. The targeted monthly lease of the equipment is $9,000, the material price is $7 per sq.ft of the wall which is about $8,400 for a single-family house of 1,200 sq.ft.

We project that a subcontractor using our technology may be able to 3D print walls of four houses, totaling to 4,800 sq.ft each per month. This may result in profits of approximately $13,500/month.

Because of this, developers and homebuilders may be able to increase their annual construction output to meet the growing demand for new homes and increase inventory in the market.

With over **over 300,000 unfilled positions in the construction industry and with extra 3.2 milion workers in the next 10 years** (Source), Apis Cor represents an opportunity to combat the U.S. housing crisis without relying on the **limited pool of available human labor.** (Source | Source) Additionally, the problem of a lack of skilled labor is expected to worsen as current workers retire in record numbers, and the younger generation shows little interest in the hard physical work of handling heavy materials in outdoor weather

conditions. Construction is one of the most unsafe industry with nearly one in five workplace death occurring in the US. (Source) But, due to ease of use, the deployment and transportation of our robots **can be managed by most people of any skill level and may even be done by operating remotely in the future**. We believe this may attract more people into the construction industry, especially younger generations.

And although Apis Cor's primary focus is on the low-rising residential housing market, there are more market segments are available to tackle due to the capability of our technology to construct wall structures of a building of almost any footprint (sq. footage) and up to three floors. This could include commercial and industrial buildings, storage, warehouses, distribution centers and structures, elements, walls, fences, and retaining walls for large-scale industrial infrastructure construction projects.

THE market & our Traction

We're tackling the construction market, which is $16 trillion and growing

The construction 3D printing market is also expected to hit $40 billion by 2027. (Source)

Apis Cor's primary addressable market is low-rising residential construction including affordable housing and both high-end and average-priced new residential single-family houses. The global market for the residential building construction industry is estimated to reach **$6.8 billion by 2022**, growing at a CAGR of 10.3%. (Source)


MARKET SNAPSHOT
1,022,000
single-family houses completed in the U.S. in 2022
592,754
single-family units in the southern United States
194,557
general contractors building single-family homes
200
homebuilders producing ~ 493,039 houses annually in 2020

Source: Census Bureau, Eye on Housing, Sic Code, Builder Online

When it comes to our competition, we think their 3D equipment is huge and bulky, which limits the size of the 3D-printed buildings they may produce. To our knowledge, only our robots feature compact dimensions, which we believe can work for any size building. Our robots are also easy to transport, making deployment costs almost to zero, according to our research.

Our proven technology is already taking us far, here's how:


4 PATENTS
issued to date
117 LOIS
with construction companies who all together averagely build 4,000+ houses annually
183 INQUIRIES
to reserve Apis Cor's 3D printers received since December 2021 (USA)

Our advanced material was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri, and recent residential house in our hometown Melbourne, FL. All buildings were constructed in accordance with International building codes and we recently received state-level approval in Montana. (Source | Source) Additionally, we have completed printing the walls for fully permitted residential house for our first customer in Melbourne, FL, which will also serve as our model house for 6 months after completion. (Source | Source)

We are also **negotiating a deal with a national homebuilder** for construction projects and investment who saw Frank and Gary in action multiple times and assessed our technology advancement compared to competitors. We expect to start collaborating with them in 2024. (Details are subject to Confidentiality Agreement)

We 3D printed the largest building on Earth in Dubai, which is in the official Guinness Record (Source). Our 3D printed walls are structurally identical to concrete block walls incorporating the same structural reinforcement. We have tested the material and walls in third-party, independent labs at the University of Connecticut and Briggs Engineering (Boston, MA).





*Footage from our Dubai build and model house in Melbourne, FL. *The above video is a time-lapse of construction for demo purposes, and may not reflect the true construction time."*

Additional traction points include:

- In collaboration with New York-based architecture company SEArch+, Apis Cor was among the finalist of all levels we participated in during NASA's "3D printed Habitat Challenge." The total monetary reward for our team was **$213,677.31** (Source | Source)
- Raised **$1,155,127** for our Reg A+ as of September 1st 2022 and **$2 million+** for RegCF on StartEngine in 2023.
- **117 LOIs** from construction companies in the USA.
- Paid reservations for our 3D printers at a price of **$650,000**.
- We are **expanding our operations to grow**: in 2023 we constructed and began operating a prototype of our batch plant to produce 3D printing materials. This prototype was successfully used to create 3D print material to 3D print the walls for our model house in Melbourne, FL.
- **Four granted patents** and recently we added more in our portfolio: we designed and filed a patent pending for an optimized wall design. This design not only reduces material usage, thereby decreasing the cost per square foot of walls, but also **increases printing speed by up to 30%**. This significant improvement is seen by us as a crucial development that will make our product more competitive and versatile, appealing to a broader range of customers.

why invest

Get on board with Apis Cor as we aim to disrupt the construction industry

Based on our momentum, we think much of the industry will switch to robotic or automated builders in the next 10 years. Our goal by 2027 is to have 400 printers in operation by construction companies. We believe this amount of printers may deliver at least 20,000 houses annually.

On the horizon:
- Completion of our model house we started printing in December 2023 in Melbourne, FL (Source)
- Building two houses with Space Coast Habitat for Humanity. The project is funded by Wells Fargo and City of Melbourne. (Source)
- Construction of 2 houses in New Orleans, LA with VPG Enterprise (MOU), slated for 2024 - building permits received (Source)
- Pilot project with Housing Trust Fund of Santa Barbara County expected in 2024 which received a substantial $575,000 grant from the Chan-Zuckerberg Initiative and Santa Barbara County Association of Governments (SBCAG). The Chan-Zuckerberg Initiative's $200,000 will support the Housing Innovations Program and the prototype of a 3D printed affordable home. With an additional $375,000 from SBCAG, our mission is set to redefine affordable housing in Santa Barbara County. (Source)
- Finalizing the negotiations for strategic investment and cooperation with one of the biggest national homebuilder. (Details are subject to Confidentiality Agreement)
- Received 183 inquiries to reserve Apis Cor's 3D houses and 3D printers, as of December 2021 (USA)
- Closing sales for Frank's and Gary's with homebuilders.



The above video is a time-lapse of construction for demo purposes, and may not reflect the true construction time.

The world needs to build **more than two billion new homes over the next 80 years** (source) and we think we have the technology and adaptability to do it. Invest in Apis Cor today.

ABOUT

HEADQUARTERS
3060 Venture Lane #101
Melbourne, FL 32934

WEBSITE
View Site ⧉

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believe we can build concrete, durable houses within 2-3 months and within a week in the future, allowing homebuilders to expand their construction output while reducing costs. Currently in the market, we've already deployed our technology in Dubai, Boca Chica TX, and Missouri, with more locations on the way.

TEAM






Anna Cheniuntai
CEO, co-founder and Director

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor's degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna had successfully managed a $5M worth project to construct and deploy the ground navigation system around the infrastructure of the Olympic Games, 2014.

Awards and Memberships:

- TEDx Speaker

- Forbes Business Council - Official Member.

- Alumni of Alchemist Accelerator - 2020

-Autodesk Technology Center in Boston - Resident

- United States's 101 Most Impressive & Successful CEO's in the 3D Printing Space (Boardroom Media)

- The National Small Business Association Leadership Council and Technology Council - Official Member





Nikita Cheniuntai
Founder, CTO and Director

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games in 2014. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). The signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita's exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an inventor of Apis Cor technology and robots and an author of patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston - Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners byBuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see "Narrative of the Business" above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017





Trevor Ragno
Director of Construction Technologies

Bachelor of Science Degree in Real Estate and Business Management with an Associates Degree in Urban Planning.

Master's Degree in Real Estate. Author of "Aerial Transit Oriented Development as a Framework for Intermodal Vertiport Site Selection".

Trevor Ragno (Director of Construction Technologies, Apis Cor) studied Real Estate, Management, and Urban Planning at Florida State University and received his Masters of Real Estate Development from Clemson University. After years of working in the commercial-scale additive manufacturing industry, Mr. Ragno began developing commercial real estate throughout the eastern United States including office, retail, self-storage, multi-family, and data center projects. He is a Partner of Aeronyde, a leading company in drone-based construction progress monitoring, and his book on"Aerial Transit Oriented Planning" is a leading publication on vertiport site selection and development. In his role at Apis Cor, Mr. Ragno successfully led construction efforts for multiple 3D printed buildings in the US, and played a key role in developing Apis Cor University, which is the world's first educational institution dedicated solely to additive construction. Mr. Ragno is actively involved with ULI, ICSC, NAIOP, CCIM and the USGBC."



Laurie Elliott
Fractional CFO

Laurie Elliott brings over twenty-five years of experience in accounting, finance and operational management to CFO Strategic Partners. She holds a bachelor's degree in accounting and an MBA in Finance. She started her career with Marks Paneth LLP and PricewaterhouseCoopers (PwC) where she specialized in Emerging Business Services. In that role, she was involved with the owners, accounting departments and engagement leadership providing audit, tax and process improvement services in various industries including entertainment, professional services and transportation.

Laurie left PwC to become the VP, Controller and Chief Accounting Officer of Global Spill Management, Inc., a national environmental contracting, consulting, manufacturer, distributor, where she facilitated rapid growth through acquisitions and helped to take the company public. She then joined Team Penske, a Truck leasing company, and rose to VP Finance for the Penske Motor Group with over $1 billion in revenue where her financial acumen was strengthened developing KPI's, financial analyses, forecasts and projections for the company and targeted acquisitions. Her role with Team Penske further expanded her industry experience to include automotive sales and service, leasing, supply chain logistics management, and racing & motor speedways. In a desire to return to her entrepreneurial roots, she joined the professional consulting firm Strategic Analysis Inc. (SAI) as their CFO. During her tenure, she helped SAI grow to 20 entities across 5 continents and become a top firm in the business intelligence niche.

With her relocation to Florida, she became the VP Accounting and Finance and Chief Accounting Officer for a private



Paul Cejas
Advisor

Former Chief Engineer Off-Boeing programs and Deputy CTO -Autonomous Systems at Boenig. Malcolm Baldridge Award winning Aerospace Engineering Director with a proven track record of managing $100M+ successful defense programs. Key skill is the ability to communicate with Sr. Leadership as well as execution teams in a way that breaks down and simplifies complex concepts, resulting in informed decisions. Successes include co-creation of the Air Combat Teaming System concept and strategy, QF-16 Development and Operational Capability, MQ-25 Electromagnetic Effects integration, EA-18G Production start-up, F/A-18E/F Flight Controls, Harpoon Supply Chain integration, and AV-8B VTOL controls, all resulting in award winning teams.I have an MBA with a Finance emphasis from the University of Missouri in St. Louis, and a Bachelor of Science degree in Aerospace Engineering from Georgia Tech. Most recent experience has been working with unmanned vehicles, and helping establish the vision for the future of this disruptive technology.

equity owned national car rental company, tasked with turning around the accounting and finance functions and positioning the company for sale. In her time with CFO Strategic Partners, Laurie has served as the outsourced CFO for clients in entertainment, construction, and business services, among other industries. Laurie's depth and breadth of experience allows her to serve as a valued strategic partner to executive management.

"I'm excited to continue my passion in consulting through my work with CFO Strategic Partners and apply my past experience and knowledge to help our clients achieve their goals."

NEW UPDATES

02.26.24

Free Expo Pass to The International Builders Show

We are en route to The International Builders' Show 2024 in Las Vegas! Come visit us at Booth W4355 👋

Get your FREE Expo Pass at: https://ibs24.buildersshow.com/38520


NAHB IBS
Feb 27 - 29, 2024
Las Vegas
JOIN US AT
IBS LAS VEGAS
THIS WEEK!
FREE EXPO PASS
apis cor
we print buildings
Booth # W4355

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

ALL UPDATES

02.23.24

Video: dragon scale pattern printing by Frank!

You asked, we answered. Here's a visual treat for your Friday! Check out Frank is able to print dragon scale pattern at our model house:





Also, we are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://www.startengine.com/offering/apiscor

Note: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.22.24

Apis Cor is a Top 25 Finalist for Ivory Prize 2024

We are thrilled to be a Top 25 Finalist for the 2024 Ivory Prize for Housing Affordability! Apis Cor joins 8 other finalists in the Construction & Design category, selected from 200+ organizations. 🏆

About the award: The Ivory Prize for Housing Affordability is a national award that recognizes ambitious, feasible, and scalable solutions to housing affordability. It culminates in $300,000 of grants to winners in three categories: Construction & Design, Finance, and Policy & Regulatory Reform. The Top 10 Ivory Prize Finalists will be announced in April and the final Ivory Prize Winners will be announced in May. Fingers crossed and stay tuned!

Full announcement can be viewed at: https://ivoryinnovations.org/updatesnews-cards-1/ivory-prize-top-25-2024

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.21.24

Apis Cor at IBS 2024 in Las Vegas!

Apis Cor is excited to be exhibiting at IBS2024 - The International Builders' Show! Come see us in person 👋

Get your FREE Expo Pass at: https://ibs24.buildersshow.com/38520 and visit us at Booth #W4355. See you soon!



ICYMI: We are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://www.startengine.com/offering/apiscor

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.16.24

Data for Thought & Why We Do What We Do

Some data for thought before we head into the long weekend:

With over 400,000 unfilled positions in the construction industry today and an extra 3.2 million workers needed in the next 10 years, there is a great opportunity to combat the US housing crisis without relying on the limited pool of available labor. 💪

The lack of skilled labor is expected to worsen as current workers retire in record numbers. Construction is also one of the most dangerous industries with nearly one in five workplace death occurring in the US. 💥

This is why Apis Cor is working hard to develop and deploy 3D printing robots that can be easily managed by a small crew and maybe one day - operated remotely! We believe that incorporating new technologies would attract more people into the construction industry, especially younger generations.



If you'd like to join us in building faster, cheaper, and better, we are taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live.

You can reserve at: https://www.startengine.com/offering/apiscor

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.15.24

Get 5% Bonus Shares for Reserving Now

Hi everyone! As you know, we are currently taking reservations for a possible upcoming fundraising round. If you reserve $250 or more, you will get 5% reservation bonus shares ✨

Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.09.24

Dragon Scale Pattern 3D Printed!

At Apis Cor, we develop robotic technology that not only makes the homebuilding process faster, easier, and with higher quality, we also unlock possibilities for new architectural design.

Look at this beautiful Dragon Scale pattern that is part of a kitchen island in our model house. Imagine a house with walls that look like this - a real House of Dragon. Just in time for the year of dragon!



Interested in what you're seeing? We are currently taking reservations for a possible upcoming round. Join the waitlist so that you will be notified when the new round goes live and get your chance to score time-based perks!

Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

02.08.24

Video walkthrough of model house with Jarett Gross

Jarett Gross, the journalist covering the 3D printing construction industry - who has visited more than 100 of 3D printed houses - made an exclusive piece about Apis Cor! This is when he visited us on site. Thank you Jarett.


Exclusive Tour: Next-Gen Vertical Home Printing
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APIS COR
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Gregory Schons

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I could see the dragon scale feature being used for things like building freeway retaining walls with ...

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Could we get an update from the CEO or CFO on why sales fell off cliff? Prior year was 182k & from the ...
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HOW INVESTING WORKS
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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:54 PM 09/15/2021
FILED 04:54 PM 09/15/2021
SR 20213256275 - File Number 7760797

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF APIS COR INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

APIS COR INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is APIS COR INC.

2. That the corporation's original Certificate of Incorporation was filed with the Secretary of State for the State of Delaware effective as of December 19, 2019.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is APIS COR INC. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, and the name of the Corporation's registered agent is Corporation Service Company. The Board of Directors of the Corporation may designate a different registered office or different registered agent from time to time.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 400,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 100,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. Shares of Common Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Common Stock, of one or more series of Common Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Common Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Common Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Common Stock issued and outstanding as of the effective date of this instrument are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Common Stock issued after the effective date of this instrument shall be entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) unless such shares of Common Stock are part of an authorized series of Common Stock for which different voting rights or privileges are designated in the manner described above. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Preferred Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

C.   SERIES A PREFERRED STOCK

Fifty Million (50,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series A Preferred Stock (the "**Series A Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

2.   Assignment and Transfer.

2.1   Generally. Except as otherwise provided herein, any Transfer (as defined below) of one or more shares of Series A Preferred Stock by any holder thereof (excepting the Corporation) shall require the consent of the Board of Directors, which consent may be withheld for any reason or no reason. "Transfer" means, with respect to Series A Preferred Shares, to sell, give, assign, bequeath, pledge or otherwise encumber, divest, dispose of, or transfer ownership or control of all, any part of, or any interest in the Series A Preferred Shares, whether voluntarily or involuntarily.

2.2   Permitted Transfers.

2.2.1   Holders of Series A Preferred Stock may Transfer all or part of their Series A Preferred Shares to any person with the consent of the Board of Directors.

2.2.2   Holders of Series A Preferred Stock may Transfer all or part of their Series A Preferred Shares to another Series A Preferred Shareholder or to an affiliate controlled by a Series A Preferred Shareholder, including a trust created by a Series A Preferred Shareholder and having a Series A Preferred Shareholder as the trustee authorized to exercise sole control over the Shares owned by the trust.

2.2.3   Holders of Series A Preferred Stock may Transfer all or part of their Shares to one or more of the group consisting of their spouse, children, grandchildren, parents, grandparents, siblings, nieces and nephews, by transaction as a result of their death pursuant to the terms of their last will and testament or other estate planning documents, or pursuant to the applicable laws of intestacy.

2.2.4   Holders of Series A Preferred Stock may transfer Shares to the Corporation, and the Corporation may redeem shares of Series A Preferred Stock.

2.2.5 Holders of Series Preferred Stock may relinquish and return all or part of their Series A Preferred Shares for no consideration without requiring the consent of any other person.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Payments to Holders of Series A Preferred Stock.

3.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event (defined below)), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

3.1.2 In the event of any Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

3.2 Distribution of Remaining Assets.

3.2.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock under Subsection 3.1.1 above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

3.2.2 In the event of any Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock under Subsection 3.1.2 above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

3.3 Deemed Liquidation Events.

3.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

4

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 3.3.1(a)(i) above unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3.1 and 3.2 above.

3.3.3 Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 3.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

5

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

4. Non-Voting. Notwithstanding anything to the contrary in this Certificate of Incorporation the holders of Series A Preferred Stock shall have no voting, approval, or consent rights.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding (the "**Requisite Holders**").

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary State of Delaware (the "Effective Time"), each outstanding share of Common Stock of the Corporation (the "Old Stock") shall be reclassified as and changed into Twelve and 899,429,354/1,000,000,000ths (12.0899429354) shares of Common

Stock of the Corporation (the "New Stock"), in the nature of a stock split (the "Stock Split"). All certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Stock shall, after the Effective Time, represent the same number of shares of New Stock as is reflected on the face of such certificates multiplied by 12.0899429354, rounded down to the nearest whole number. The Corporation shall not be obliged to issue new certificates evidencing the shares of New Stock outstanding as a result of the Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. No fractional interest in a share of New Stock shall be deliverable upon the Stock Split.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

*　*　*

4.	That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5.	That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
APIS COR INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

<u>Signature Page</u>

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 15th day of September, 2021.

By: _____
ANNA CHENIUNTAI,
President & CEO

CERTIFICATE OF DESIGNATION
OF A SERIES X PREFERRED STOCK OF
APIS COR INC., a Delaware Corporation
(pursuant to Section 151 of the Delaware General Corporation Law)

THE UNDERSIGNED OFFICER OF APIS COR INC., a Delaware corporation (hereinafter referred to as the "Corporation"), hereby certifies that, pursuant to the authority expressly vesetd in the Board of Directors of the Corporation by the Amended and Restted Certificate of Incorporation of the Corporeation, and in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly adopted the following resolutions:

IT IS RESOLVED, that Four Hundred Thousand (400,000) of the unissued Preferred Stock of the Corporation, are designated as Series X Preferred Stock, having the rights, preferences, powers, privileges and restrictions, qualifications and limitations, set forth on Exhibit A attached hereto; and

FURTHER RESOLVED, that the officers of the Corporation are authorized to issue shares of Series X Preferred Stock from time to time, upon such conditions and with such limitations and conditions as the officers of the Corporation may determine, but the terms applicable to shares of Series X Preferred Stock described in this instrument shall not be modified without the consent of the Board of Directors.

IN WITNESS WHEREOF, APIS COR INC. has caused this Certificate of Designations to be signed and attested by the undersigned officer effective as of December 1, 2023.

APIS COR INC.

By: ______________________
Anna Cheniuntai, CEO

Date: 02/05/2024

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:36 PM 02/05/2024
FILED 04:36 PM 02/05/2024
SR 20240365854 - File Number 7760797

Four Hundred Thousand (400,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series X Preferred Stock (the "Series X Preferred Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations.

1.   Dividends. Series X Preferred Stock shall not entitle the holder thereof to be paid any dividend, distribution, or other amount by the Corporation, except in the case of liquidation, dissolution, or winding up of the Corporation as provide in Section 4 below.

2.   Non-Voting. Notwithstanding anything to the contrary in this Certificate of Incorporation the holders of Series X Preferred Stock shall have no voting, approval, or consent rights.

3.   Conversion.

3.1   Automatic Conversion on Qualified Financing. With respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Qualified Financing, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective closing of such Qualified Financing.

3.2   Automatic Conversion on Change of Control. With respect to each share of Series X Preferred Stock issued by the Corporation, if on or prior to the tenth (10th) anniversary of the issuance thereof, the Corporation consummates a Change of Control, such share shall automatically convert into one share of Common Stock of the Corporation, effective immediately prior to the effective date of such Chang of Control.

3.3   Definitions.

3.3.1   "Qualified Financing" means the first instance of a private offering of the Corporation's equity interest with a pre-transaction valuation greater than One Hundred Million Dollars ($100,000,000.00), or a closing of an initial public offering with a pre-transaction valuation greater than One Hundred Million Dollars ($100,000,000.00).

3.3.2   "Change of Control" means the first instance of (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Corporation having the right to vote for the election of the Corporation's board of directors; (ii) any reorganization, merger or consolidation of the Corporation, other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity; or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation.

3.4   Reclassification. Upon any reclassification, exchange, substitution, conversion or other event that results in a change of the number and/or class of the equitable securities issuable upon conversion of shares of Series X Preferred Stock, the holder thereof shall been entitled to receive, upon conversion, the number and kind of securities and property, having substantially the same market value and rights, preferences, powers, privileges and restrictions, qualifications and limitations that holders of Series X Preferred Stock would have received if Series X Preferred Stock had been converted immediately before such reclassification, exchange, substitution, conversion or other event, as determined by the Board of Directors in its sole discretion.

4.   Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series X Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount equal to One Cent ($0.01).

5.   Assignment and Transfer.

5.1   Generally. Except as otherwise provided herein, any Transfer (as defined below) of one or more shares of Series X Preferred Stock by any holder thereof (excepting the Corporation) shall require the consent of the Board of Directors, which consent may be withheld for any reason or no reason. "Transfer" means, with respect to Series X Preferred Shares, to sell, give, assign, bequeath, pledge or otherwise encumber, divest, dispose of, or transfer ownership or control of all, any part of, or any interest in the Series X Preferred Shares, whether voluntarily or involuntarily.

5.2   Permitted Transfers.

5.2.1   Holders of Series X Preferred Stock may Transfer all or part of their Series X Preferred Shares to any person with the consent of the Board of Directors.

5.2.2   Holders of Series X Preferred Stock may Transfer all or part of their Series X Preferred Shares to another Series X Preferred Shareholder or to an affiliate controlled by a Series X Preferred Shareholder, including a trust created by a Series X Preferred Shareholder and having a Series X Preferred Shareholder as the trustee authorized to exercise sole control over the Shares owned by the trust.

5.2.3   Holders of Series X Preferred Stock may Transfer all or part of their Shares to one or more of the group consisting of their spouse, children, grandchildren, parents, grandparents, siblings, nieces and nephews, by transaction as a result of their death pursuant to the terms of their last will and testament or other estate planning documents, or pursuant to the applicable laws of intestacy.

5.2.4   Holders of Series X Preferred Stock may transfer Shares to the Corporation, and the Corporation may redeem shares of Series X Preferred Stock.

5.2.5 Holders of Series Preferred Stock may relinquish and return all or part of their Series X Preferred Shares for no consideration without requiring the consent of any other person.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series X Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series X Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences and other terms of the Series X Preferred Stock set forth herein may be waived on behalf of all holders of Series X Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series X Preferred Stock then outstanding (the "Requisite Holders").

8. Notices. Any notice required or permitted by the provisions of this Exhibit to be given to a holder of shares of Series X Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]



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Construction with robotic precision

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



apis cor
FASTER, HIGHER QUALITY
3D PRINTING CONSTRUCTION

$79,731.60 Reserved

OVERVIEW ABOUT UPDATES REWARDS DISCUSSION INVESTING FAQS >

REASONS TO INVEST



- Built a record-breaking 3D commercial structure in TX, won NASA's 3D printed Habitat Challenge, & we're constructing an affordable house for Space Coast Habitat with backing from Wells Fargo & the city of Melbourne.*
- Over $3.5M total raised from over 2,000 investors on RegCF on StartEngine & through an in-house Regulation A+.
- On December 1st, we broke ground for our permitted 3D-



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RESERVED $79,731.60

INVESTORS 79

*Source | Source

**Source

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
3060 Venture Lane #101
Melbourne, FL 32934

WEBSITE
View Site

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believe we can build concrete, durable houses within 2-3 months and within a week in the future, allowing homebuilders to expand their construction output while reducing costs. Currently in the market, we've already deployed our technology in Dubai, Boca Chica TX, and Missouri, with more locations on the way.

TEAM



Anna Cheniuntai
CEO, co-founder and Director

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor's degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna had successfully managed a $5M worth project to construct and deploy the ground navigation system around the infrastructure of the Olympic Games, 2014.

Awards and Memberships:

- TEDx Speaker

- Forbes Business Council - Official Member.

- Alumni of Alchemist Accelerator - 2020

-Autodesk Technology Center in Boston - Resident

- United States's 101 Most Impressive & Successful CEO's in the 3D Printing Space (Boardroom Media)

- The National Small Business Association Leadership Council and Technology Council - Official Member





Nikita Cheniuntai
Founder, CTO and Director

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games in 2014. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). The signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita's exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an inventor of Apis Cor technology and robots and an author of patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston -

Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners byBuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see "Narrative of the Business" above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017





Trevor Ragno
Director of Construction Technologies

Bachelor of Science Degree in Real Estate and Business Management with an Associates Degree in Urban Planning.

Master's Degree in Real Estate. Author of "Aerial Transit Oriented Development as a Framework for Intermodal Vertiport Site Selection".

Trevor Ragno (Director of Construction Technologies, Apis Cor) studied Real Estate, Management, and Urban Planning at Florida State University and received his Masters of Real Estate Development from Clemson University. After years of working in the commercial-scale additive manufacturing industry, Mr. Ragno began developing commercial real estate throughout the eastern United States including office, retail, self-storage, multi-family, and data center projects. He is a Partner of Aeronyde, a leading company in drone-based construction progress monitoring, and his book on"Aerial Transit Oriented Planning" is a leading publication on vertiport site selection and development. In his role at Apis Cor, Mr. Ragno successfully led construction efforts for multiple 3D printed buildings in the US, and played a key role in developing Apis Cor University, which is the world's first educational institution dedicated solely to additive construction. Mr. Ragno is actively involved with ULI, ICSC, NAIOP, CCIM and the USGBC."



Laurie Elliott
Fractional CFO

Laurie Elliott brings over twenty-five years of experience in accounting, finance and operational management to CFO Strategic Partners. She holds a bachelor's degree in accounting and an MBA in Finance. She started her career with Marks Paneth LLP and PricewaterhouseCoopers (PwC) where she specialized in Emerging Business Services. In that role, she was involved with the owners, accounting departments and engagement leadership providing audit, tax and process improvement services in various industries including entertainment, professional services and transportation.

Laurie left PwC to become the VP, Controller and Chief Accounting Officer of Global Spill Management, Inc., a national environmental contracting, consulting, manufacturer, distributor, where she facilitated rapid growth through acquisitions and helped to take the company public. She then joined Team Penske, a Truck leasing company, and rose to VP Finance for the Penske Motor Group with over $1 billion in revenue where her financial acumen was strengthened developing KPI's, financial analyses, forecasts and projections for the company and targeted acquisitions. Her role with Team Penske further expanded her industry experience to include automotive sales and service, leasing, supply chain logistics management, and racing & motor speedways. In a desire to return to her entrepreneurial roots, she joined the professional consulting firm Strategic Analysis Inc. (SAI) as their CFO. During her tenure, she helped SAI grow to 20 entities across 5 continents and become a top firm in the business intelligence niche.

With her relocation to Florida, she became the VP Accounting and Finance and Chief Accounting Officer for a private equity owned national car rental company, tasked with turning around the accounting and finance functions and positioning the company for sale. In her time with CFO Strategic Partners, Laurie has served as the outsourced CFO for clients in entertainment, construction, and business services, among other industries. Laurie's depth and breadth of experience allows her to serve as a valued strategic partner to executive management.

"I'm excited to continue my passion in consulting through my work with CFO Strategic Partners and apply my past experience and knowledge to help our clients achieve their goals."



Paul Cejas
Advisor

Former Chief Engineer Off-Boeing programs and Deputy CTO -Autonomous Systems at Boenig. Malcolm Baldridge Award winning Aerospace Engineering Director with a proven track record of managing $100M+ successful defense programs. Key skill is the ability to communicate with Sr. Leadership as well as execution teams in a way that breaks down and simplifies complex concepts, resulting in informed decisions. Successes include co-creation of the Air Combat Teaming System concept and strategy, QF-16 Development and Operational Capability, MQ-25 Electromagnetic Effects integration, EA-18G Production start-up, F/A-18E/F Flight Controls, Harpoon Supply Chain integration, and AV-8B VTOL controls, all resulting in award winning teams.I have an MBA with a Finance emphasis from the University of Missouri in St. Louis, and a Bachelor of Science degree in Aerospace Engineering from Georgia Tech. Most recent experience has been working with unmanned vehicles, and helping establish the vision for the future of this disruptive technology.

NEW UPDATES

02.26.24

Free Expo Pass to The International Builders Show

We are en route to The International Builders' Show 2024 in Las Vegas! Come visit us at Booth W4355 👋

Get your FREE Expo Pass at: https://ibs24.buildersshow.com/38520



NAHB IBS
Feb 27 - 29, 2024
Las Vegas
JOIN US AT
IBS LAS VEGAS
THIS WEEK!
FREE EXPO PASS
apis cor
we print buildings
Booth # W4355



Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

ALL UPDATES

02.23.24

Video: dragon scale pattern printing by Frank!

You asked, we answered. Here's a visual treat for your Friday! Check out Frank is able to print dragon scale pattern at our model house:



0:00 / 0:10

Also, we are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://www.startengine.com/offering/apiscor

Note: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Apis Cor is a Top 25 Finalist for Ivory Prize 2024

We are thrilled to be a Top 25 Finalist for the 2024 Ivory Prize for Housing Affordability! Apis Cor joins 8 other finalists in the Construction & Design category, selected from 200+ organizations. 🏆

About the award: The Ivory Prize for Housing Affordability is a national award that recognizes ambitious, feasible, and scalable solutions to housing affordability. It culminates in $300,000 of grants to winners in three categories: Construction & Design, Finance, and Policy & Regulatory Reform. The Top 10 Ivory Prize Finalists will be announced in April and the final Ivory Prize Winners will be announced in May. Fingers crossed and stay tuned!

Full announcement can be viewed at: https://ivoryinnovations.org/updatesnews-cards-1/ivory-prize-top-25-2024

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.21.24

Apis Cor at IBS 2024 in Las Vegas!

Apis Cor is excited to be exhibiting at IBS2024 - The International Builders' Show! Come see us in person 👋

Get your FREE Expo Pass at: https://ibs24.buildersshow.com/38520 and visit us at Booth #W4355. See you soon!

NAHB IBS™ | Feb 27 - 29, 2024 Las Vegas

GET YOUR FREE EXPO PASS

apis cor | we print buildings

Booth # W4355

ICYMI: We are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://www.startengine.com/offering/apiscor

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.16.24

Data for Thought & Why We Do What We Do

Some data for thought before we head into the long weekend:

With over 400,000 unfilled positions in the construction industry today and an extra 3.2 million workers needed in the next 10 years, there is a great opportunity to combat the US housing crisis without relying on the limited pool of available labor. 🏗️

The lack of skilled labor is expected to worsen as current workers retire in record numbers. Construction is also one of the most dangerous industries with nearly one in five workplace death occurring in the US. ⚠️

This is why Apis Cor is working hard to develop and deploy 3D printing robots that can be easily managed by a small crew and maybe one day – operated remotely! We believe that incorporating new technologies would attract more people into the construction industry, especially younger generations.





If you'd like to join us in building faster, cheaper, and better, we are taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live.

You can reserve at: https://www.startengine.com/offering/apiscor

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.15.24

Get 5% Bonus Shares for Reserving Now

Hi everyone! As you know, we are currently taking reservations for a possible upcoming fundraising round. If you reserve $250 or more, you will get 5% reservation bonus shares ✨

Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

02.09.24

Dragon Scale Pattern 3D Printed!

At Apis Cor, we develop robotic technology that not only makes the homebuilding process faster, easier, and with higher quality, we also unlock possibilities for new architectural design.

Look at this beautiful Dragon Scale pattern that is part of a kitchen island in our model house. Imagine a house with walls that look like this - a real House of Dragon. Just in time for the year of dragon!



Interested in what you're seeing? We are currently taking reservations for a possible upcoming round. Join the waitlist so that you will be notified when the new round goes live and get your chance to score time-based perks!

Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

02.08.24

Video walkthrough of model house with Jarett Gross

Jarett Gross, the journalist covering the 3D printing construction industry - who has visited more than 100 of 3D printed houses - made an exclusive piece about Apis Cor! This is when he visited us on site. Thank you Jarett.





Want to join our building journey? We are taking reservations for a possible upcoming round. Join the waitlist to be notified when the new round goes live so you can get your opportunity for time-based perks!

Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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Gregory Schons
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I could see the dragon scale feature being used for things like building freeway retaining walls with ...
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Robert Hodsdon
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Could we get an update from the CEO or CFO on why sales fell off cliff? Prior year was 182k & from the ...
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Richard Koch
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Are you taking reservations? The link appears to be invalid.

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View insights **Boost post**

   Liked by **nikita_chenyuntai** and **269 others**

apiscor3d A visual treat for your Friday: here is a video of how Frank **#3Dprinted** the House of Dragon (scale)

Also, we are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve on StartEngine in the link in bio.

#3Dprinting #constructioninnovation

Note: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

4 days ago

    

‹   apis cor

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 **Apis Cor**    ⋯
Reels · 4d · 🌐

A visual treat for your Friday: here is a video of how Frank #3Dprinted the House of Dragon (scale) 🤖 🐉

Also, we are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://hubs.la/ Q02m2VC00

#3Dprinting #constructioninnovation

Note: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



               
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Apis Cor
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4d •

A visual treat for your Friday: here is a video of how Frank #3Dprinted the House of Dragon (scale) 🤖 🐉

Also, we are currently taking reservations for a possible upcoming round. The perk is that by reserving now, you get 5% bonus shares when the round is live. You can reserve at: https://hubs.la/Q02m2RV40

#3Dprinting #constructioninnovation

Note: no money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



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Exclusive: Investor Loyalty Bonus



Dear Valued Investor ,

Thank you for your support and belief in Apis Cor. Last year, more than **2000 extraordinary individuals** have invested in our mission and vision! In appreciation, we're excited to extend an exclusive offer to existing investors.

As we anticipate a potential new fundraising round on StartEngine, we're offering existing investors the opportunity to be eligible for **loyalty bonus shares**.

This is our way of expressing gratitude as you have previously invested in Apis Cor. Additionally, by reserving interest now for this possible upcoming round, you'll gain an additional stacking bonus whenever we launch.

Get your loyalty bonus at https://www.startengine.com/offering/apiscor or by clicking on the button below:

I want my loyalty bonus

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

For all communications, please contact us at investor.relations@apis-cor.com

Best,
Apis Cor Team

Apis Cor, 3060 Venture Ln, Melbourne, FL 32934, United States

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Anna Cheniuntai • You

CEO& Co-founder of Apis Cor - we print buildings on Earth and soo...

21h • 🌐

I would love to thank our existing investors for believing in our company and sharing our vision. We are committed to creating a product that the market cannot ignore—a product that will solve a real problem for our customers. More than 2,000 extraordinary individuals believe that we can do it and invested in us since 2022. Thank you!!

Because of your early support, we're thrilled to provide you with an exclusive opportunity to be eligible for LOYALTY bonus shares as we anticipate our potential new fundraising round on StartEngine.

This is our way of expressing gratitude for your continued support as you have previously invested in Apis Cor. Additionally, by reserving interest now for this upcoming round, you'll gain an additional stacking bonus whenever we launch.

Click here to learn more and reserve your shares: **https://lnkd.in/e2uib2Jw**

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.





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Posts

apiscor3d •••

apis cor | we print buildings
FASTER, HIGHER QUALITY
3D PRINTING CONSTRUCTION
apis cor

View insights Boost post











Liked by **calia_realestate** and **45 others**

apiscor3d We are currently taking reservations for a possible upcoming fundraising round. If you reserve $250 or more, you will get 5% reservation bonus! ✨

Learn more via the link in bio!

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.











View insights   **Boost post**

Liked by **cody_lucas28** and **343 others**
apiscor3d We are frequently asked what 3D printing material we use. 🤔 This is a proprietary mixture that we developed in house and in batch!

One of Apis Cor's biggest milestones in 2023 was designing and building a prototype of our own batch plant. It was used to produce more than 55,000 lbs (!!) of printing material for the model house. 🏠

Now we can not only control the quality of the printing material but more importantly, provide our customers and partners with more affordable prices! 🙌

On a related note, you can now reserve for our new possible campaign and get time-based bonus! Here is the link to reserve your shares: https://www.startengine.com/offering/apiscor

#3Dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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View insights   **Boost post**

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apiscor3d A quick break as our crew attends to Frank

What do you think they're chatting about? 🤔

Maybe it's about the fact that you can reserve for our new possible campaign and get time-based bonus! Link in bio.

#3Dprinting #construction innovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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likecalamari 🤩🤩🤩

February 6

 **apiscor3d**   ···



8:29 5G

APISCOR3D

Posts

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

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apiscor3d NEW: We are taking reservations for a possible upcoming round. You can indicate interest today on StartEngine.

If you didn't get a chance to invest in Apis Cor before or want to renew your support (thank you!), please let us know. 👋

#3Dprinting #constructioninnovation

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary’s platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

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January 24



apiscor3d

apiscor3d · Original audio



8:39 5G

Apis Cor





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Apis Cor
6d ·

We are currently taking reservations for a possible upcoming fundraising round. If you reserve $250 or more, you will get 5% reservation bonus! ✨

Learn more at https://hubs.la/Q02l4rp60

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

#3Dprinting #construction



About this website
apis cor
we print buildings
FASTER, HIGHER QUALITY
3D PRINTING CONSTRUCTION

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Apis Cor | StartEngine



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8:39 5G

Apis Cor

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Apis Cor
Reels · Feb 9 ·

We are frequently asked what 3D printing material we use. 🤔 This is a proprietary mixture that we developed in house and in batch!

One of Apis Cor's biggest milestones in 2023 was designing and building a prototype of our own batch plant. It was used to produce more than 55,000 lbs (!!) of printing material for the model house. 🏠

Now we can not only control the quality of the printing material but more importantly, provide our customers and partners with more affordable prices! 🙌

On a related note, you can now reserve for our new possible campaign and get time-based bonus! Here is the link to reserve your shares: https://hubs.la/Q02kx4YH0

#3Dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.













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 **Apis Cor**

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 **Apis Cor**   •••
Feb 6 · 🌐

A quick break as our crew attends to Frank 🤖🔧 👷

What do you think they're chatting about? 🤔

Maybe it's about the fact that you can reserve for our new possible campaign and get time-based bonus! Here is the link to reserve your shares: https://hubs.la/Q02k3GDK0

#3Dprinting #construction innovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



 





8:40 5G

Apis Cor

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Apis Cor
Jan 24 ·

NEW: We are taking reservations for a possible upcoming round. You can indicate interest today at https://hubs.la/Q02hF9Rd0

If you didn't get a chance to invest in Apis Cor before or want to renew your support (thank you!), please let us know. 👋

#3dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.



Apis Cor is taking reservations for a possible, upcoming round. Join the waitlist today.
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Construction with robotic precision
As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believ...
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Reserve Now
This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire
A BETTER APPROACH TO 3-D PRINTING BUILDINGS













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Apis Cor
10,986 followers
1w · 🌐

We are frequently asked what 3D printing material we use. 🤔 This is a proprietary mixture that we developed in house and in batch!

One of Apis Cor's biggest milestones in 2023 was designing and building a prototype of our own batch plant. It was used to produce more than 55,000 lbs (!!) of printing material for the model house. 🏠

Now we can not only control the quality of the printing material but more importantly, provide our customers and partners with more affordable prices! 🙌

On a related note, you can now reserve for our new possible campaign and get time-based bonus! Here is the link to reserve your shares: https://hubs.la/Q02kx0RZ0

#3Dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.





Apis Cor
10,986 followers
1w · 🌐



A quick break as our crew attends to Frank 🤖🔧👷

What do you think they're chatting about? 🤔

Maybe it's about the fact that you can reserve for our new possible campaign and get time-based bonus! Here is the link to reserve your shares: **https://hubs.la/Q02k3H7f0**

#3Dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.





Apis Cor
10,986 followers
3w ·

NEW: We are taking reservations for a possible upcoming round. You can indicate interest today at **https://hubs.la/Q02hF90P0**

If you didn't get a chance to invest in Apis Cor before or want to renew your support (thank you!), please let us know. 👋

#3Dprinting #constructioninnovation

Note: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" securities is simply an indication of interest.

Apis Cor is taking reservations for a possible, upcoming round. Join the waitlist today.





RESERVE NOW ⓘ

GET A PIECE OF APIS COR

Construction with robotic precision

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believ...
Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.





Cheers to the New Year 🌲 🎉 🥂 We are excited to share the January newsletter with you today.

Big News: we have started 3D printing the model house in Melbourne!

Frank, Gary, and Mary are on site with the crew and have been busy getting to work on creating beautiful walls for the house.



This project is a bit different from the other structures we've done before. It is an opportunity of having our own house that allows testing of new methods, showcasing features to customers, and more importantly, training the team so we are well-prepared for 2024!

Once we complete the full height of printed walls, we will install vertical dowels and pour grout to create structurally reinforced columns, similar to those in concrete block walls.

We have been sharing footage and snapshots from this project 💼 Check them out on <u>LinkedIn</u>, <u>Twitter/X</u>, <u>Instagram</u>, or <u>Facebook</u>!

January workshops are coming

The third series of our hands-on workshops is coming!

What's unique about these ones? Attendees will be treated to a tour of the under-construction model house. 👀

Walls will be completed by then. Roof, windows, and other parts will be in progress. You will be able to see how the technology is integrated into the construction process!

Submit the form to reserve your spot in January workshops



We are taking reservations for a possible, upcoming round. Join the waitlist today.

If you didn't get a chance to invest in Apis Cor before or want to renew your support (thank you!), please let us know.

If we start a new regulation crowdfunding on StartEngine, you will be notified and be eligible for time-sensitive perks. No payment required and no obligation to invest now or in the future when the round is open.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Learn more on StartEngine

From all of us at Apis Cor, we wish you and your loved ones a
very happy new year!

We are so grateful for the **2,000+ investors** who have
supported our mission and journey.

Thank you for being a part of our community 💛

Apis Cor, 3060 Venture Ln, Melbourne, FL 32934, United States

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ON TV: have you seen our model house?
NEW: you can reserve shares now
ICYMI: in-person workshop next week

1. Model House is almost complete & Frank is on Fox News!



BUILDING CENTRAL FLORIDA
FOX LOCAL
3D-PRINTED HOME BEING BUILT IN BREVARD COUNTY
5:15 PM 68°
R ALERTS AS SEVERE COLD BLANKETS COUNTRY
FOX ATLAS AI
NATIONAL

Watch on Fox News

Follow on socials as we are posting regular updates!



2. New Year, New House, New Round

We are planning to go live on StartEngine once again, and now taking reservations for a possible upcoming fundraising round! Learn more or reserve at https://www.startengine.com/offering/apiscor or click on the button below:

Learn More Here

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

3. Workshops are next week!

If you missed it: our small-group, hands-on 3D printing construction workshops are taking place at the Apis Cor HQ in Melbourne, FL next week! *That's tomorrow, Jan 22 through Jan 26.*

What's special: you get to tour and explore an actual 3D printed house in the midst of construction - the model house we've been sharing photos and videos on social media!



Reserve Your Spot

Workshop Agenda:

- **The Numbers Game:** Dive into the financial aspects, exploring the cost, time, and manpower required for 3D printing construction.
- **Mastering Building Permits:** Benefit from our expertise in obtaining building permits, let's ensure your projects are fully compliant!
- **G-code Creation:** Learn the art of creating precise G-code for our 3D printers, Frank and Gary.
- **Industry Insights:** Gain a comprehensive overview of the 3D printing construction industry, including a discussion of various printers and their pros and cons.

I'll Be There!

Apis Cor, 3060 Venture Ln, Melbourne, FL 32934, United States

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In This Edition:
🎉 Get 5% reservation bonus
🏠 Open house this spring
🎤 We are at IBS in Las Vegas
👀 Video walkthrough with Jarett

Bonus Shares

We are now taking reservations for a possible upcoming fundraising round. **If you reserve $250 or more, you will get 5% reservation bonus!**

Learn more or reserve at https://www.startengine.com/offering/apiscor or click on the button below:

Learn More Here

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Open House

Walls have been fully printed at the model house! And we are looking forward to getting the rest of the house completed soon 🏠

This means: we will have open house in the spring! Sign up at the link below to get notified when it is available ✅

I'm Interested


Open House is coming this Spring!
apis cor
we print buildings
SIGN UP TO GET NOTIFIED ABOUT OUR OPEN HOUSE

We are at IBS in Las Vegas

Apis Cor is excited to be exhibiting at IBS2024 - The International Builders' Show! Come see us in person 👋

Get your **FREE Expo Pass** at: https://ibs24.buildersshow.com/38520 and visit us at **Booth #W4355**.

See you soon!



Get your FREE Expo Pass

Video Walkthrough

Jarett Gross, a journalist covering the 3D printing construction industry, made an exclusive piece about Apis Cor! This is when he visited us on site:



Watch on YouTube

Follow Apis Cor on socials as we are posting regular updates!



Apis Cor, 3060 Venture Ln, Melbourne, FL 32934, United States

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